Filed by Equity Commonwealth
(Commission File No.: 001-09317)
Pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed Pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Monmouth Real Estate Investment Corporation
(Commission File No.: 001-33177)

August 18, 2021
AMENDED MERGER AGREEMENT
To the Shareholders of Equity Commonwealth and Monmouth Real Estate Investment Corporation:
On May 4, 2021, Equity Commonwealth, which we refer to as EQC, and Monmouth Real Estate Investment Corporation, which we refer to as MNR, and EQC Maple Industrial LLC (f/k/a RS18 LLC), a subsidiary of EQC, which we refer to as Merger Sub, entered into an Agreement and Plan of Merger, which we refer to as the original merger agreement, pursuant to which EQC would acquire MNR through a merger of MNR with and into Merger Sub, which we refer to as the merger. The original merger agreement provided that, upon completion of the merger, MNR common shareholders would be entitled to receive 0.67 common shares of beneficial interest of EQC, which we refer to as EQC common shares, with cash paid in lieu of any fractional shares.
We are pleased to report that on August 15, 2021, EQC, MNR and Merger Sub entered into an Amended and Restated Agreement and Plan of Merger, which we refer to as the amended merger agreement. The amended merger agreement increases the merger consideration to $19.00 per share, a 6.4% premium over the previous all-stock offer based on EQC’s closing price on August 13, 2021 of $26.65. MNR shareholders will have the option to elect to receive, for each MNR common share, either (i) $19.00 of cash, or (ii) 0.713 EQC common shares (subject to the caps and pro-rations described below). Pursuant to the terms of the amended merger agreement, the aggregate cash consideration will be $641 million and the transaction will result in the issuance of 46.2 million EQC common shares.
The amended merger agreement was unanimously approved by both the EQC Board and the MNR Board.
The merger cannot be completed unless, among other matters, (i) EQC shareholders approve the issuance of EQC common shares in connection with the merger, which we refer to as the EQC Issuance Proposal, by the affirmative vote of at least a majority of the votes cast on the proposal, and (ii) MNR shareholders approve the merger and the transactions contemplated by the amended merger agreement, which we refer to as the MNR Merger Proposal, by the affirmative vote of at least two-thirds of the outstanding MNR common shares.
The EQC Board has unanimously (i) determined that the amended merger agreement and the merger, including the issuance of EQC common shares and the payment of cash consideration in connection with the merger, are advisable and in the best interests of EQC and its shareholders, (ii) authorized and approved the amended merger agreement, the merger and the other transactions contemplated by the amended merger agreement, including the issuance of EQC common shares and the payment of cash consideration in connection with the merger, and (iii) resolved to recommend approval of the issuance of EQC common shares in connection with the merger by the EQC shareholders and that such approval be submitted for consideration at the EQC special meeting. The EQC Board unanimously recommends that EQC shareholders vote FOR the EQC Issuance Proposal.
The MNR Board has unanimously (i) determined that the merger and the other transactions contemplated by the amended merger agreement are advisable and in the best interests of MNR, (ii) approved the amended merger agreement and the transactions contemplated thereby, including the merger, upon the terms and subject to the conditions set forth therein, and (iii) authorized the execution and delivery by MNR of the amended merger agreement. The MNR Board unanimously recommends that MNR shareholders vote FOR the MNR Merger Proposal.
The virtual special meetings of EQC shareholders and MNR shareholders previously scheduled to be held on August 24, 2021 at 10:00 a.m. and 11:00 a.m. Eastern Time, respectively, have been rescheduled for August 31, 2021 at 10:00 a.m. and 11:00 a.m. Eastern Time, respectively. The record date for each of the special meetings will remain August 2, 2021. MNR shareholders wishing to participate in the live webcast of the MNR Special Meeting must pre-register at www.cesonlineservices.com/mnr21_vm by 11:00 a.m., Eastern Time, on August 30, 2021. EQC and MNR have each updated their proxy cards to reflect the new meeting date and an updated proxy card is enclosed with this Amendment.
EQC shareholders that previously voted “FOR” the EQC Issuance Proposal do not need to vote again unless they wish to change their vote. EQC shareholders that previously voted against or abstained on the EQC Issuance Proposal or that have not yet voted are strongly recommended to vote “FOR” the EQC Issuance Proposal on the WHITE proxy card.
MNR shareholders that previously voted “FOR” the MNR Merger Proposal do not need to vote again unless they wish to change their vote. MNR shareholders that previously voted against or abstained on the MNR Merger Proposal or that have not yet voted are strongly recommended to vote “FOR” the MNR Merger Proposal on the WHITE proxy card.
A joint proxy statement/prospectus of EQC and MNR dated July 23, 2021 relating to the merger, which we refer to as the joint proxy statement/prospectus, was mailed to shareholders of EQC and MNR beginning on or about July 26, 2021. We encourage you to read this Amendment together with the joint proxy statement/prospectus carefully. To the extent that information contained in this Amendment differs from, updates or conflicts with information contained in the joint proxy statement/prospectus, the information in this Amendment supersedes such information.
If you have any questions about this Amendment, the joint proxy statement/prospectus, the special meetings, the amended merger agreement or the merger or need assistance with voting procedures or, for MNR shareholders only, need assistance completing your election form, EQC shareholders may contact EQC’s proxy solicitor, D.F. King & Co., Inc., at (877) 783-5524 and MNR shareholders may contact MNR’s proxy solicitor, Okapi Partners LLC, at (877) 796-5274.
Sincerely,

Sam Zell Chairman of the Board of Trustees Equity Commonwealth	Eugene W. Landy Chairman of the Board of Directors Monmouth Real Estate Investment Corporation

AMENDMENT DATED AUGUST 18, 2021
TO JOINT PROXY STATEMENT/PROSPECTUS
DATED JULY 23, 2021
This amendment dated August 18, 2021 (this “Amendment”) should be read in conjunction with the joint proxy statement/prospectus dated July 23, 2021, which was first mailed to shareholders of Equity Commonwealth (“EQC”) and Monmouth Real Estate Investment Corporation (“MNR”) on or about July 26, 2021. This Amendment and the joint proxy statement/prospectus relate to the pending merger between EQC and MNR.
On August 15, 2021, EQC, MNR and EQC Maple Industrial LLC (f/k/a RS18 LLC), a subsidiary of EQC, entered into an Amended and Restated Agreement and Plan of Merger (as amended, the “Amended Merger Agreement”). Under the terms and subject to the conditions set forth in the Amended Merger Agreement, upon the closing of the merger (the “effective time”), each share of common stock, par value $0.01 per share, of MNR (each a “MNR common share”) that is issued and outstanding immediately prior to the effective time will be automatically converted into the right to receive, at the election of the holder of such share, (i) $19.00 per share in cash, or (ii) 0.713 newly issued shares of EQC’s common shares of beneficial interest, par value $0.01 per share (the “EQC common shares”), subject in each case to pro rata cutbacks as described in this Amendment to the extent cash or stock is oversubscribed. The cash and EQC common shares to be received by MNR common shareholders in the merger, together with any cash paid in lieu of the issuance of fractional shares, are referred to collectively as the “common merger consideration.” The aggregate amount of cash to be paid to MNR common shareholders as part of the common merger consideration will be $641 million and the aggregate amount of EQC common shares to be issued to MNR common shareholders as part of the common merger consideration will be approximately 46.2 million shares. Any holder of MNR common shares who does not make a valid and timely election will be deemed to have made an election to receive EQC common shares as the common merger consideration with respect to all MNR common shares held by such holder.
The virtual special meetings of EQC shareholders and MNR shareholders previously scheduled to be held on August 24, 2021 at 10:00 a.m. and 11:00 a.m. Eastern Time, respectively, have been rescheduled for August 31, 2021 at 10:00 a.m. and 11:00 a.m. Eastern Time, respectively. MNR shareholders wishing to participate in the live webcast of the MNR Special Meeting must pre-register at www.cesonlineservices.com/mnr21_vm by 11:00 a.m. Eastern Time, on August 30, 2021. EQC and MNR have each updated their proxy cards to reflect the new meeting date and an updated proxy card is enclosed with this Amendment.
If you have already voted, you do not need to take any action with respect to your vote unless you wish to revoke your proxy or change your vote. Proxy cards and voting instruction forms already returned will remain valid and shares represented thereby will be voted at the EQC special meeting or the MNR special meeting, as applicable, in accordance with your instructions unless revoked. If you have already voted and wish to change your vote, you should complete and submit a new proxy card or voting instruction form reflecting your vote. Whether or not you have already voted, you will separately receive an election form to indicate your choice of cash, stock or a combination of cash and stock as the common merger consideration.
If you have not yet voted, we urge you to submit a WHITE proxy card or voting instruction form to vote your shares as promptly as possible to ensure your shares are represented at the EQC Special Meeting or the MNR Special Meeting, as applicable. For specific instructions on how to submit a proxy to vote your shares, please review the applicable instructions that are set forth in the joint proxy statement/prospectus.
If you have any questions about the merger, how to submit your proxy, or for MNR shareholders, your election form, EQC shareholders may contact EQC’s proxy solicitor, D.F. King & Co., Inc., at (877) 783-5524 and MNR shareholders may contact MNR’s proxy solicitor, Okapi Partners LLC, at (877) 796-5274.

i

INTRODUCTION AND EXPLANATORY NOTE
Except as described in this Amendment, the information provided in the joint proxy statement/prospectus dated July 23, 2021 previously mailed to EQC and MNR shareholders on or about July 26, 2021, continues to apply. Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the joint proxy statement/prospectus. This Amendment and the documents referred to in this Amendment should be read in conjunction with the joint proxy statement/prospectus, the annexes to the joint proxy statement/prospectus and the documents referred to in the joint proxy statement/prospectus, each of which should be read in its entirety. To the extent that information in this Amendment differs from, updates or conflicts with information contained in the joint proxy statement/prospectus, the information in this Amendment supersedes the information in the joint proxy statement/prospectus. If you need another copy of the joint proxy statement/prospectus, please contact EQC’s proxy solicitor D.F. King & Co., Inc., at (877) 783-5524 or MNR’s proxy solicitor, Okapi Partners LLC, at (877) 796-5274. The joint proxy statement/prospectus may also be found on the Internet at www.sec.gov and on the websites of EQC and MNR, located at www.eqcre.com and www.mreic.reit, respectively.
This Amendment, together with a WHITE proxy card, is being distributed to EQC shareholders who are entitled to vote at the EQC Special Meeting.
This Amendment, together with a WHITE proxy card, is being distributed to MNR shareholders who are entitled to vote at the MNR Special Meeting. The MNR Board urges you to vote “FOR” the MNR Merger Proposal on the WHITE proxy card. You must vote your WHITE proxy card so that it is received by August 30, 2021. If you are a MNR shareholder, you will separately receive an election form solely for the purpose of electing cash, stock or a combination of cash and stock, as your consideration for your MNR shares in the merger with EQC.
As noted above, the virtual special meetings of EQC shareholders and MNR shareholders previously scheduled to be held on August 24, 2021 at 10:00 a.m. and 11:00 a.m. Eastern Time, respectively, have been rescheduled for August 31, 2021 at 10:00 a.m. and 11:00 a.m. Eastern Time, respectively. MNR shareholders wishing to participate in the live webcast of the MNR Special Meeting must pre-register at www.cesonlineservices.com/mnr21_vm by 11:00 a.m. Eastern Time, on August 30, 2021. EQC and MNR have each updated their proxy cards to reflect the new meeting date and an updated proxy card is enclosed with this amendment.
We urge you to read carefully this Amendment, together with the joint proxy statement/prospectus.
These materials are first being mailed to shareholders on or about August 18, 2021.
ii

UPDATES TO QUESTIONS AND ANSWERS
The following questions and answers address briefly some questions EQC shareholders and MNR shareholders may have regarding the amended merger agreement. This section does not contain all of the information that is important to you. We urge you to read both this Amendment and the joint proxy statement/prospectus carefully, including the information incorporated by reference into this Amendment and the joint proxy statement/prospectus.
Q:	What will MNR common shareholders receive in the proposed merger under the amended merger agreement?
A:
At the effective time of the merger, each MNR common share issued and outstanding immediately prior to the effective time of the merger will convert into the right to receive, at the election of the holder of such share, subject to proration and adjustment, either (i) the “cash consideration,” which consists of $19.00 in cash or (ii) the “stock consideration,” which consists of 0.713 EQC common shares (we refer to such number of shares as the “exchange ratio”). Each MNR shareholder should specify in the election form (1) the number of MNR common shares that such shareholder elects to have exchanged for the cash consideration and (2) the number of MNR common shares that such shareholder elects to have exchanged for the stock consideration. Any holder of MNR common shares who does not make a valid and timely election for all such holder’s MNR shares will be deemed to have made an election to receive EQC common shares as the common merger consideration with respect to the MNR common shares held by such holder for which no election was made. Cash will be paid in lieu of fractional shares. The EQC common shares to be issued and the cash payable in the merger, including cash paid in lieu of the issuance of fractional shares, are referred to collectively as the “common merger consideration.”

Q:	What happens if the market price of EQC common shares or MNR common shares changes before the closing of the merger?
A:
No change will be made to the common merger consideration if the market price of EQC common shares or MNR common shares changes before the closing of the merger. As a result, the number of shares of stock consideration will not change but the value of the stock consideration to be issued at the closing of the merger will increase or decrease depending on the market price of EQC common shares at the effective time of the merger.

Q:	What are the reasons for the change in transaction structure and consideration to be received by MNR shareholders compared to the original merger agreement?
A:	EQC increased the value of the consideration to MNR shareholders and introduced a cash/stock election feature, primarily for the following reasons, among others:
•
To offer an election for MNR shareholders to make the structure more attractive: The new cash component of the revised offer provides greater certainty of value and optionality to MNR’s common shareholders while also increasing the overall value of the offer. The revised offer increases the exchange ratio from 0.67 to 0.713, representing a 6.4% premium over the previous all-stock offer based on EQC’s closing price on August 13, 2021 of $26.65;

•
To preserve the potential for tax deferral while enhancing the structure: The revised transaction structure enabled EQC and MNR to introduce a cash/stock election feature while generally preserving the potential for tax deferral with respect to the stock consideration, as described in further detail in the section entitled “Updates to the Merger—Material United States Federal Income Tax Considerations” beginning on page 46 of this Amendment;

•
To respond to the Starwood proposals: On July 8, 2021, Starwood Real Estate Income Trust, Inc. (“Starwood”) made an unsolicited, non-binding proposal, as later amended, to acquire all of MNR’s outstanding common shares for net cash consideration of approximately $18.88 per share, reflecting a stated per share purchase price of $19.51 per share, reduced by the termination fee payable under the original merger agreement by MNR to EQC of $62,161,697, or approximately $0.63 per share, if MNR were to decide to terminate the original merger agreement with EQC and accept Starwood’s proposal; and

•
To address the concerns raised by Institutional Shareholder Services Inc. (“ISS”): On August 6, 2021, ISS issued a report on the pending merger stating that, absent structural changes to the EQC transaction and additional detail on EQC’s strategic plan for the Combined Company going forward, a recommendation in favor of the transaction was not, in ISS’s view, warranted.

Q:	What are the changes to the anticipated U.S. federal income tax consequences to me of the amended merger agreement?
A:
EQC and MNR intend that the merger, as amended by the amended merger agreement, will continue to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The closing of the merger continues to be conditioned on the receipt by each of EQC and MNR of a written opinion from its respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the merger qualifies as a reorganization, the U.S. federal income tax consequences to U.S. holders of MNR common shares who receive EQC common shares and/or cash in exchange for their MNR common shares pursuant to the merger generally will be as follows:

•
if a MNR shareholder receives solely EQC common shares in exchange for its MNR common shares, such shareholder generally will not recognize any gain or loss in connection with the merger, except with respect to cash received in lieu of fractional EQC common shares;

•
if a MNR shareholder receives solely cash in exchange for its MNR common shares, such shareholder generally will recognize gain or loss equal to the difference between the amount of cash received and the shareholder’s tax basis in its MNR common shares surrendered; and

•
if a MNR shareholder receives a combination of EQC common shares and cash in exchange for its MNR common shares, such shareholder generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the sum of the cash and the fair market value of the EQC common shares received, less the shareholder’s tax basis in its MNR common shares surrendered, and (2) the amount of cash received.

Holders of MNR common shares should read the discussion under the heading “The Merger—Updates to Material U.S. Federal Income Tax Considerations” in this Amendment, together with the discussion under the heading “The Merger—Material U.S. Federal Income Tax Considerations” in the joint proxy statement/prospectus and consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the merger and the ownership and disposition of EQC common shares.
Q:	What will holders of MNR equity awards receive in the proposed merger under the amended merger agreement?
A:
Under the amended merger agreement, at the effective time of the merger, each MNR stock option, whether vested or unvested, that is outstanding as of immediately prior to the effective time of the merger will be canceled and converted into the right to receive the stock consideration in respect of each net option share covered by such stock option. The number of net option shares is calculated by dividing (i) the aggregate intrinsic value of such stock option less applicable tax withholdings by (ii) the volume weighted average price per MNR common share on the NYSE for the five consecutive trading days immediately preceding the fifth trading day prior to the closing date of the merger.

Under the amended merger agreement, at the effective time of the merger, each unvested MNR restricted stock award issued that is outstanding as of immediately prior to the effective time of the merger, will be canceled and the holder thereof will then become entitled to receive the common merger consideration in respect of each net share covered by such restricted stock award (subject to the election procedures described under “Updates to the Merger Agreement—Election Procedures” beginning on page 9 of this Amendment, which shall apply to each such net share mutatis mutandis). The number of net shares is calculated by dividing (i) the aggregate value of such restricted stock award less applicable tax withholdings by (ii) the volume weighted average price per MNR common share on the NYSE for the five consecutive trading days immediately preceding the fifth trading day prior to the closing date of the merger.

The following questions and answers address briefly some questions MNR shareholders may have regarding the cash/stock election process under the amended merger agreement. This section does not contain all of the information that is important to you. We urge you to read both this Amendment and the joint proxy statement/prospectus carefully, including the information incorporated by reference into this Amendment and the joint proxy statement/prospectus.
Q:	How do I make an election for the type of common merger consideration that I prefer to receive?
A:
Each holder of record of MNR common shares may complete and submit an election form (the “election form”) to indicate the type of common merger consideration that they prefer to receive with respect to each MNR common share held by such holder. The election form must be submitted no later than 5:00 p.m., New York City time, on the closing date of the merger (the “election deadline”), which is currently expected to be September 9, 2021. We will use reasonable efforts to make an election form available to all holders of record as of the business day before the closing date of the merger to permit the completion and submission of the election form prior to the election deadline of 5:00 p.m., New York City time, on the closing date of the merger. Holders of MNR common shares that do not express a preference by completing and returning the election form will be treated as having elected to receive EQC common shares.

Q:	Will MNR shareholders receive the form of common merger consideration that they request on the election form?
A:
Not necessarily. The aggregate amount of cash and the aggregate number of EQC common shares to be delivered to MNR shareholders and holders of MNR restricted stock awards pursuant to the amended merger agreement is fixed. If there is an oversubscription of the aggregate amount of cash available to be paid as common merger consideration due to the elections of MNR shareholders and holders of MNR restricted stock awards, the aggregate amount of cash payable by EQC in the merger will not be increased. Similarly, if there is an oversubscription of the aggregate number of EQC common shares available to be issued as common merger consideration due to the elections of MNR shareholders and holders of MNR restricted stock awards (or failures to make an election), the aggregate number of EQC common shares to be issued in the merger will not be increased. Rather, in either such case, the exchange agent will allocate between cash and EQC common shares in the manner described in “Updates to the Merger Agreement—Common Merger Consideration” so that the total amount of cash paid (excluding cash paid in lieu of fractional shares) equals $641 million.

Accordingly, there is no assurance that a MNR shareholder that has made a valid election to receive solely cash consideration, solely stock consideration or a combination of cash and stock will receive the form of consideration elected by such shareholder. However, a MNR shareholder that has made a valid election to receive solely cash consideration will receive no less than $6.50 in cash for each MNR common share held by such shareholder with the balance (if any) paid in EQC common shares, and a MNR shareholder that has made a valid election to receive solely stock consideration will receive no less than 0.469 shares of EQC common shares, representing a value of $12.50 per share based on EQC’s closing share price of $26.65 on August 13, 2021, with the balance (if any) paid in cash.
For detailed illustrations of the potential proration and adjustment of the common merger consideration for those shareholders electing to receive solely cash consideration or solely stock consideration for their MNR common shares, see “Updates to the Merger Agreement—Allocation of Common Merger Consideration and Illustrative Elections and Calculations.”
Q:	What is the deadline for making an election?
A:
An election must be received by Equiniti Trust Company, the exchange agent for the merger, which we refer to as the “exchange agent,” at its designated office by the election deadline, which is 5:00 p.m. New York City time on the closing date of the merger, which is currently expected to be September 9, 2021. EQC and MNR will publicly announce the anticipated election deadline at least five business days before the anticipated closing date of the merger.

Q:	What happens if I do not send an election form or make a valid election or my election form is not received by the election deadline?
A:
If the exchange agent does not receive your properly completed election form at or prior to the election deadline, then you will be deemed to have elected to receive stock consideration with respect to all of your

MNR common shares. Even with a deemed stock election, actual consideration received may be different due to proration adjustments. See “Updates to the Merger Agreement—Allocation of Common Merger Consideration and Illustrative Elections and Calculations.” You bear the risk of delivery of the election form to the exchange agent.
Q:	Can I change my election after the election form has been submitted?
A:
Yes. You may revoke your election at or prior to the election deadline by submitting a written notice of revocation to the exchange agent. Revocations must specify the name in which your shares are registered on the share transfer books of MNR and any other information that the exchange agent may request. If you wish to submit a new election, you must do so in accordance with the election procedures described in this Amendment and the election form. If you instructed a bank, broker, trust or other nominee holder to submit an election for your shares, you must follow directions from your bank, broker, trust or other nominee for changing those instructions. The submission of a properly completed election form prior to the election deadline will automatically revoke and supersede any prior elections for your shares. The notice of revocation and any new election form must be received by the exchange agent at or prior to the election deadline in order for the revocation or new election, as the case may be, to be valid.

Q:	May I transfer MNR common shares after making an election?
A:
Yes, a MNR holder of record that has properly made an election may transfer such holder’s MNR common shares, but only if you revoke your election or the amended merger agreement is terminated. Once a holder of record properly makes an election with respect to any MNR common shares, you will be unable to sell or otherwise transfer those shares, unless you properly revoke your election or the amended merger agreement is terminated.

Q:	If I am a MNR shareholder do I need to do anything with my stock certificates now?
A:
You will be required to tender the stock certificates, if any, representing your MNR common shares at the time you submit an election form to the exchange agent. If you do not submit a properly completed election form to the exchange agent and tender your shares at or prior to the election deadline, then you will be deemed to have elected to receive stock consideration with respect to your MNR common shares, and in such event, if the merger is consummated, the exchange agent will send you a letter of transmittal and instructions for exchanging your MNR common shares for EQC common shares pursuant to the terms of the amended merger agreement. Following submission of an executed election form and/or letter of transmittal and other required documents described in the instructions and tender of a certificate or book-entry shares, if the merger is consummated, the shares evidenced by such certificate or such book-entry shares will be cancelled and the applicable MNR shareholder will receive the applicable merger consideration pursuant to the terms of the amended merger agreement.

UPDATES TO RISK FACTORS
In addition to the other information included in this Amendment and included in or incorporated by reference into the joint proxy statement/prospectus dated July 23, 2021, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” MNR common shareholders and holders of MNR restricted stock awards should carefully consider the following risks before making an election for the type of common merger consideration they prefer to receive.
Because the market price of EQC common shares will fluctuate, MNR shareholders cannot be certain of the value of the EQC common shares to be delivered upon consummation of the transactions.
The exchange ratio of 0.713 in connection with the stock consideration will not be adjusted for changes in the market price of either EQC common shares or MNR common shares. Changes in the market price of EQC common shares prior to the closing of the merger will affect the market value of the stock consideration that the holders of MNR common shares, MNR options and MNR stock awards may receive upon completion of the merger. To the extent an MNR shareholder elects to receive cash consideration, in part or in whole, such election is subject to the proration adjustments and such shareholder may receive more EQC common shares than they elected. Unlike an all cash merger, the cash-stock election merger does not eliminate the risk of market price fluctuations on the value of the EQC common shares to be delivered in connection with the merger. Based on the closing price of EQC common shares on August 13, 2021 of $26.65, the last trading day before the amended merger agreement was entered into and publicly announced, the common merger consideration represents an implied value of $19.00 per share, and MNR shareholders would receive, subject to proration and adjustment, $19.00 in cash per MNR common share for which a cash election is made, and 0.713 EQC common shares for each MNR common share for which a stock election is made or deemed made.
MNR shareholders may receive a form of common merger consideration different from what they elect.
While each MNR common shareholder and each holder of MNR restricted stock awards may elect to receive, in connection with the merger, cash consideration, stock consideration or a combination of cash and stock consideration, the total amount of cash to be paid to MNR common shareholders and holders of MNR restricted stock awards is fixed at $641 million. Accordingly, depending on the elections made by other MNR common shareholders and holders of MNR restricted stock awards, if a holder of MNR common shares elects to receive all cash in connection with the merger, such holder may nonetheless receive a portion of the common merger consideration in EQC common shares and if a holder of MNR common shares elects to receive all EQC common shares in connection with the merger, such holder may nonetheless receive a portion of the common merger consideration in cash. See “Updates to the Merger Agreement—Allocation of Common Merger Consideration and Illustrative Elections and Calculations” beginning on page 7 of this Amendment for more information. If a holder of MNR common shares or MNR restricted stock does not submit a properly completed and signed election form to the exchange agent by the election deadline, then such holder will be deemed to have elected to receive stock consideration. No fractional EQC common shares will be issued in the merger, and MNR common shareholders and holders of MNR restricted stock awards will receive cash in lieu of any fractional EQC common shares.
If you deliver an election in respect of your MNR common shares, you will be required to tender your MNR common shares and will not be able to sell those shares unless you revoke your election prior to the election deadline.
Following the delivery of a completed election form, which requires you tender your MNR common shares to the exchange agent, you will not be able to transfer such shares unless you revoke your election before the election deadline by providing written notice to the exchange agent. If you do not revoke your election before the election deadline, you will not be able to liquidate your investment in MNR common shares for any reason until you receive the common merger consideration.

UPDATES TO THE MERGER AGREEMENT
The description of the original merger agreement in the joint proxy statement/prospectus, including the disclosure beginning on page 116 of the joint proxy statement/prospectus, is hereby amended to describe the terms of the amended merger agreement. This summary may not contain all of the information about the amended merger agreement that is important to you. EQC and MNR urge you to carefully read the full text of the amended merger agreement because it is the legal document that governs the merger. Please refer to the Current Reports on Form 8-K filed by EQC and MNR on August 16, 2021 and August 17, 2021, respectively, for the full text of the amended merger agreement, which is incorporated herein by reference. See “Where You Can Find More Information and Incorporation by Reference” beginning on page 162 of the joint proxy statement/prospectus.
Form, Effective Time and Closing of the Merger
The amended merger agreement provides for the combination of EQC and MNR, through the merger of MNR with and into Merger Sub, a subsidiary of EQC, with Merger Sub surviving the merger as the Surviving Entity, upon the terms and subject to the conditions set forth in the amended merger agreement. EQC, Merger Sub, and MNR are collectively referred to herein as the parties.
The amended merger agreement provides that the closing of the merger will take place at 10:00 a.m., New York City time, remotely by electronic exchange of documents and signatures on the sixth business day following the date on which the last of the conditions to closing of the merger have been satisfied or waived (other than conditions that by their terms cannot be satisfied until the closing of the merger; provided that closing of the merger will be subject to the satisfaction or waiver of those conditions), unless another time, date or place is agreed to by the parties in writing.
On the closing date of the merger, the parties will file duly executed articles of merger with the State Department of Assessments and Taxation of Maryland (the “SDAT”). The merger will become effective when the articles of merger are accepted for record by the SDAT or at such later date and time as may be agreed by the parties and specified in the articles of merger.
Common Merger Consideration; Effects of the Merger
Common Merger Consideration
Conversion of Shares. Each MNR common share issued and outstanding immediately prior to the effective time of the merger (other than shares owned by MNR as treasury stock or owned by EQC or Merger Sub or any direct or indirect subsidiary of such person) will be converted into the right to receive, at the election of the holder of such MNR common share, a number of EQC common shares or an amount of cash, in each case as further described below, subject to the automatic proration and adjustment procedures described below under “—Cash Consideration” and “—Stock Consideration” and “—Allocation of Common Merger Consideration and Illustrative Elections and Calculations.” We refer to the EQC common shares to be issued and/or cash (including cash in lieu of fractional shares) payable upon the conversion of a MNR common share pursuant to the provisions described below as the “common merger consideration.”
Cash Consideration. The amended merger agreement provides that each MNR common share with respect to which a MNR shareholder makes a valid election to receive cash (which we refer to as a “cash electing share”) will be converted into the right to receive $19.00 in cash (which we refer to as the “per share cash election consideration”) provided that the total cash election amount (as defined below) does not exceed the maximum cash amount (as defined below).
Notwithstanding anything contained in the immediately preceding paragraph to the contrary, if the product (which we refer to as the “total cash election amount”) of (i) the number of cash electing shares and (ii) the per share cash election consideration would exceed $641 million (which we refer to as the “maximum cash amount”), then each cash electing share will be converted into a right to receive:
•
an amount of cash, without interest and less any applicable withholding taxes, equal to the product (rounded down to the nearest two decimal places) of (i) the per share cash election consideration and (ii) a fraction, the numerator of which will be the maximum cash amount and the denominator of which will be the total cash election amount (which we refer to as the “cash fraction”) and

•	a number of EQC common shares equal to the product of (i) 0.713 EQC common shares (which we refer to as the “exchange ratio”), multiplied by (ii) one minus the cash fraction.

Stock Consideration. The amended merger agreement provides that each MNR common share with respect to which a MNR shareholder makes a valid election to receive stock (which we refer to as a “stock electing share”) and each MNR common share with respect to which no valid election was made prior to the election deadline will convert into a number of EQC common shares equal to the exchange ratio (which we refer to as the “per share stock election consideration”), provided that the total cash election amount is not less than the maximum cash amount.
Notwithstanding anything contained in the immediately preceding paragraph to the contrary, if the maximum cash amount would exceed the total cash election amount, then each stock electing share will be converted into a right to receive:
•
an amount of cash, without interest and less any applicable withholding taxes, equal to the amount (rounded down to the nearest two decimal places) by which the maximum cash amount exceeds the total cash election amount divided by the number of stock electing shares (we refer to such quotient as the “per share excess cash amount”) and

•
a number of EQC common shares equal to the product of (i) the exchange ratio and (ii) a fraction, the numerator of which will be the per share cash election consideration minus the per share excess cash amount and the denominator of which will be the per share cash election consideration (which we refer to as the “stock fraction”).

No fractional EQC common shares will be issued in the merger. Instead, cash will be paid in lieu of fractional shares.
Treatment of MNR Equity Awards
For more information regarding treatment and valuation of MNR equity awards, see “The Merger—Interests of Directors and Executive Officers of MNR in the Merger—Treatment of MNR Equity Awards” beginning on page 101 of the joint proxy statement/prospectus.
MNR Stock Options.Under the amended merger agreement, at the effective time of the merger, each MNR stock option, whether vested or unvested, that is outstanding as of immediately prior to the effective time of the merger, will be canceled, and converted into the right to receive the per share stock election consideration in respect of each net option share covered by such stock option. The number of net option shares is calculated by dividing (i) the aggregate intrinsic value of such stock option less applicable tax withholdings by (ii) the volume weighted average price per MNR common share on the NYSE for the five consecutive trading days immediately preceding the fifth trading day prior to the closing date of the merger.
MNR Restricted Stock Awards. Under the amended merger agreement, at the effective time of the merger, each unvested MNR restricted stock award issued that is outstanding as of immediately prior to the effective time of the merger, will be canceled and the holder thereof will then become entitled to receive the common stock consideration in respect of each net share covered by such restricted stock award (subject to the election procedures described below under “—Election Procedures”, which shall apply to each such net share mutatis mutandis). The number of net shares is calculated by dividing (i) the aggregate value of such restricted stock award less applicable tax withholdings by (ii) the volume weighted average price per MNR common share on the NYSE for the five consecutive trading days immediately preceding the fifth trading day prior to the closing date of the merger.
Allocation of Common Merger Consideration and Illustrative Elections and Calculations
The aggregate amount of cash to be paid and the aggregate number of EQC common shares to be issued to MNR shareholders pursuant to the merger is fixed, regardless of the elections made by MNR shareholders. Accordingly, there is no assurance that a MNR shareholder who has made a valid election to receive, in respect of any MNR share, the per share cash election consideration or the per share stock election consideration will receive the form of consideration elected with respect to such MNR common share. However, a MNR shareholder that has made a valid election to receive solely the per share cash election consideration will receive no less than $6.50 in cash for each MNR common share held by such shareholder with the balance (if any) paid in EQC common shares, and a MNR shareholder that has made a valid election to receive solely the per share stock election consideration will receive no less than 0.469 shares of EQC common shares, representing a value of $12.50 per share based on EQC’s closing share price of $26.65 on August 13, 2021, with the balance (if any) paid in cash.

See “Updates to Risk Factors—MNR shareholders may receive a form or combination of consideration different from what they elect.”
Set forth below are illustrations of both an oversubscription of cash and an undersubscription of cash and the resulting automatic proration and adjustment of those MNR shareholders electing to receive the per share cash election consideration or the per share stock election consideration, as applicable. Each of the illustrations below assume that the number of MNR common shares outstanding as of closing equals 98,597,114.
Illustration #1: Oversubscription of Cash Consideration/Undersubscription of Stock Consideration
Additional Assumptions for Illustration #1
Number of cash electing shares	88,597,114
Number of stock electing shares	10,000,000
Determination of the Cash Election Amount and the Available Cash Election Amount
Comparison of the Cash Election Amount with Maximum Cash Available
Number of cash electing shares	88,597,114
Per share cash election consideration	$19.00
Total cash election amount	$1,683,345,166(1)
Maximum cash available	$641,000,000
(1)	Determined by multiplying the number of cash electing shares by the per share cash election consideration.
Because the total cash election amount exceeds the maximum cash amount, the common merger consideration to be paid to cash electing shares and stock electing shares would be as follows:
•	Each cash electing share would receive (as illustrated below) $7.23 in cash and 0.44149716 EQC common shares.
•	Each stock electing share would receive 0.713 EQC common shares.
Determination of Proration and Adjustment to Common Merger Consideration for Cash Electing Shares
Per Share Cash Amount Paid
Per share cash election consideration	$19.00
Cash fraction	0.38078940(1)
Per share cash amount paid	$7.23(2)
(1)	Determined by dividing the maximum cash amount ($641,000,000) by the total cash election amount ($1,683,345,166).
(2)	Determined by multiplying the per share cash election consideration ($19.00) by the cash fraction (0.38078940).
Per Share Stock Amount Issued
Exchange ratio	0.713
One minus the cash fraction	0.61921060
Per share stock consideration issued	0.44149716(1)
(1)	Determined by multiplying (x) the exchange ratio (0.713) by (y) one minus the cash fraction (0.61921060).
Illustration #2: Undersubscription of Cash Consideration/Oversubscription of Stock Consideration
Additional Assumptions for Illustration #2
Number of cash electing shares	28,597,114
Number of stock electing shares	70,000,000

Determination of the Cash Election Amount and the Available Cash Election Amount
Total Cash Election Amount
Number of cash electing shares	28,597,114
Per share cash election consideration	$19.00
Total cash election amount	$543,345,166(1)
Maximum cash amount	$641,000,000
(1)	Determined by multiplying the number of cash electing shares by the per share cash election consideration.
Given that the maximum cash amount exceeds the cash election amount, the common merger consideration to be paid to cash electing shares and stock electing shares would be as follows:
•	Each cash electing share would receive $19.00 in cash.
•	Each stock electing share would receive (as illustrated below) $1.39 in cash and 0.66083842 EQC common shares.
Determination of Proration and Adjustment to Common Merger Consideration for Stock Electing Shares
Per Share Cash Amount Paid
Per share cash election amount	$543,345,166
Maximum cash amount	$641,000,000
Per share cash amount paid	$1.39(1)
(1)
Represents the amount of cash (rounded down to the nearest two decimal places) determined by calculating the amount by which the maximum cash amount exceeds the cash election amount ($97,654,834) and dividing such number by the number of stock electing shares (70,000,000).

Per Share Stock Consideration Issued
Exchange ratio	0.713
Stock fraction	0.92684211(1)
Per share stock consideration issued	0.66083842(2)
(1)	Determined by dividing (x) the amount received by each cash electing share minus the cash portion of consideration ($17.61) by (y) the amount received by each cash electing share ($19.00).
(2)	Determined by multiplying the exchange ratio (0.713) by the stock fraction (0.92684211).
Election Procedures
The election form will be mailed to MNR common shareholders. The election form will allow each MNR common shareholder to elect to receive either cash consideration or stock consideration with respect to each of the MNR common shares held by such MNR common shareholder. The election must be made prior to the election deadline. The election deadline will be 5:00 p.m., New York City time, on the closing date of the merger, which is currently expected to be September 9, 2021. EQC and MNR will publicly announce any changes to the anticipated election deadline at least five business days before the new election deadline. If the closing date is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date, and EQC and MNR will promptly announce any such delay and, when determined, the rescheduled election deadline.
To make a valid election, each MNR common shareholder must submit a properly completed election form so that it is actually received by the exchange agent at its designated office (or through another method provided for in the election form) by the election deadline and must tender the MNR shares as to which the election is made. An election form must be properly completed and signed and accompanied by any additional documents required by the procedures set forth in the election form to be effective.

If a MNR common shareholder does not make a valid election to receive either cash consideration or stock consideration with respect to MNR common shares held by such MNR common shareholder, then that shareholder will be deemed to have elected to receive stock consideration with respect to those MNR common shares.
Any election form may be revoked with respect to all or a portion of the MNR common shares by a MNR common shareholder submitting a written notice to the exchange agent prior to the election deadline. If a cash election or stock election is so revoked, the MNR common shares represented by the election form previously submitted will be treated as shares electing stock consideration unless the shareholder properly makes a subsequent election. A MNR common shareholder may, at any time prior to the election deadline, change such shareholder’s election with respect to all or a portion of the MNR common shares held by such shareholder by completing and submitting a new properly completed election form, which will be deemed to revoke and supersede any prior election form with respect to such shares. The exchange agent will generally have discretion to determine, in its good faith, whether any election or revocation has been properly or timely made and to disregard immaterial defects in the election forms. None of EQC, Merger Sub, MNR or the exchange agent will have any obligation to notify MNR common shareholders of any defect in an election form.
Termination of the Amended Merger Agreement
Pursuant to the amended merger agreement, MNR has agreed to pay EQC a termination fee of $72.0 million if the amended merger agreement is terminated under certain circumstances. For more information, please refer to the amended merger agreement filed as an exhibit to the Current Reports on Form 8-K filed by EQC on August 16, 2021 and by MNR on August 17, 2021.

UPDATES TO THE MERGER
Background of the Merger
The joint proxy statement/prospectus describes the background of the merger up to and including July 23, 2021. The disclosure beginning on page 53 of the joint proxy statement/prospectus is hereby amended by adding the following below the fifth full paragraph on page 67 of the joint proxy statement/prospectus:
Following the decision by the MNR Board to unanimously reaffirm its support for, and recommendation in favor of, MNR’s pending merger with EQC, between July 27, 2021 and August 9, 2021, Starwood filed preliminary and definitive proxy materials with the SEC and made additional SEC filings and communications to MNR shareholders for the purpose of soliciting proxies from MNR’s shareholders in opposition of the pending merger. Additionally, between July 29, 2021 and August 6, 2021, Blackwells filed preliminary and definitive proxy materials with the SEC and made additional SEC filings and communications to MNR shareholders for the purpose of soliciting proxies from MNR’s shareholders in opposition of the pending merger.
On August 6, 2021, ISS issued a report on the pending merger stating that, absent structural changes to the EQC transaction and additional detail on EQC’s strategic plan for the Combined Company going forward, a recommendation in favor of the transaction was not, in ISS’s view, warranted. Also on August 6, 2021, following the issuance of the ISS report, Starwood delivered a letter to Mr. Eugene Landy reaffirming Starwood’s amended July 8 Proposal to acquire all of the outstanding MNR common shares for net cash consideration of $18.88 per share, reflecting a stated purchase price of $19.51 per share reduced by the termination fee of $62,161,697, or approximately $0.63 per share, if MNR were to terminate the original merger agreement with EQC and accept Starwood’s amended July 8 Proposal. Starwood publicly disclosed the delivery of its August 6, 2021 letter in a filing with the SEC. Thereafter, on August 12, 2021, in response to an email from Starwood, representatives of J.P. Morgan and CSCA spoke with a Starwood representative, who reiterated that Starwood’s amended July 8 offer remained open.
Between July 27, 2021 and August 13, 2021, members of management of EQC and MNR, and representatives of Fried Frank, Stroock, Goldman Sachs, J.P. Morgan and CSCA, as well as the proxy advisors for EQC and MNR, periodically discussed the status of the merger and proxy solicitations. On August 13, 2021, representatives of EQC submitted an offer letter to MNR proposing certain revisions to the existing terms of the merger agreement, including (a) an increase in the common merger consideration to $19.00 for each MNR common share, which represented a 6.4% premium over the existing all-stock transaction based on the closing price of EQC’s common shares on August 13, 2021 of $26.65, and (b) the option for MNR shareholders to elect to receive such consideration in the form of cash, EQC common shares or a combination of cash and EQC common shares, in each case, subject to proration based upon a maximum cash amount of $641 million and a maximum issuance of approximately 46 million EQC common shares. The offer letter also provided for an increase in the termination fee payable by MNR under certain circumstances to $72 million.
On August 13, 2021, a special meeting of the MNR Board was convened to discuss the offer letter from EQC and the terms thereof. In addition to members of MNR management, in attendance at the meeting were representatives of J.P. Morgan, CSCA, Okapi Partners and Stroock. Representatives of J.P. Morgan, CSCA and Stroock reviewed the terms of the offer letter with the MNR Board and, along with Okapi Partners, discussed with the MNR Board, among other things, the ongoing proxy solicitation, the proposed timeline for the merger and the process for consideration and negotiation of the offer letter.
On August 13, 2021, representatives of Fried Frank sent representatives of Stroock a draft of the amended merger agreement reflecting the implementation of the terms set forth in EQC’s August 13, 2021 offer letter, including the increase to the common merger consideration, the cash/stock election structure and the increased termination fee. Between the morning of August 14, 2021 and evening of August 15, 2021, senior executives of MNR and EQC and representatives from J.P. Morgan, CSCA, Stroock, Goldman Sachs and Fried Frank conducted negotiations concerning the terms of the amended merger agreement, including the amount of the common merger consideration and the termination fee. Stroock provided a revised draft of the amended merger agreement to Fried Frank on August 14, 2021 and Fried Frank and Stroock exchanged further revised drafts on August 15, 2021.
On August 15, 2021, a special meeting of the EQC Board was convened to consider approval of the amended merger agreement. In addition to members of EQC management, in attendance at the meeting were representatives of Goldman Sachs and Fried Frank. During the meeting, following a presentation from EQC’s management team, representatives of Goldman Sachs then reviewed with the EQC Board its financial analysis summarized below under “The Merger—Opinion of EQC’s Financial Advisor” and delivered to the EQC Board an oral opinion, subsequently confirmed by delivery of a written opinion, dated August 15, 2021, to the EQC Board and attached as Annex A to this Amendment, to the effect that, as of the date of Goldman Sachs’ written opinion, and based upon and subject to the assumptions made, procedures followed, factors and assumptions set forth therein, the stock consideration and the cash consideration in the aggregate to be paid by EQC for the outstanding MNR common shares pursuant to the amended merger agreement was fair, from a financial point of view, to EQC. Following the presentations from EQC’s management team and Goldman Sachs and discussion, the EQC Board unanimously adopted resolutions that had been circulated prior to the meeting approving the amended merger agreement and related matters.
During the afternoon of August 15, 2021, a special meeting of the MNR Board was convened to hear presentations by J.P. Morgan and CSCA with respect to their valuation analyses of the increased consideration proposed in EQC’s August 13, 2021 offer letter and a presentation by Stroock with respect to the proposed terms of the amended merger agreement and the proposed revised timeline for the shareholder meeting and merger. In addition to the MNR Board and members of MNR management, in attendance at the meeting were representatives of J.P. Morgan, CSCA, Okapi Partners and Stroock. In addition to reviewing the presentations with the MNR Board, representatives of J.P. Morgan, CSCA and Stroock also updated the MNR Board on the status of the ongoing negotiations with representatives of EQC. The MNR Board then discussed various points on the amended merger agreement and asked various questions of the representatives of J.P. Morgan, CSCA, Stroock and Okapi Partners. At the conclusion of the meeting, the MNR Board agreed to convene again at a follow-up meeting that evening.
During the evening of August 15, 2021, the follow-up special meeting of the MNR Board was convened to consider approval of the amended merger agreement. In addition to the MNR Board and members of MNR management, in attendance at the meeting were representatives of J.P. Morgan, CSCA, Okapi Partners and Stroock. Stroock informed the MNR Board that the proposed amended merger agreement was in final form and updated the MNR Board on the final terms of the amended merger agreement. Next, CSCA and J.P. Morgan reviewed their financial analyses of the common merger consideration payable to MNR common shareholders. Following its presentation, CSCA delivered to the MNR Board its oral opinion, confirmed later that evening by delivery of a written opinion dated August 15, 2021, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by CSCA in preparing its opinion, the common merger consideration to be received by MNR’s common shareholders in the proposed merger with EQC was fair, from a financial point of view, to MNR’s common shareholders. Following its presentation, J.P. Morgan delivered to the MNR Board its oral opinion, confirmed later that day by delivery of a written opinion dated August 15, 2021, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the aggregate common merger consideration to be paid to MNR common shareholders was fair, from a financial point of view, to MNR’s common shareholders. Following discussion, the MNR Board unanimously adopted resolutions that had been circulated prior to the meeting approving the amended merger agreement and recommending that MNR shareholders approve the merger at the MNR special meeting, which would be rescheduled for August 31, 2021.
In the evening of August 15, 2021, the parties executed the amended merger agreement. On the morning of August 16, 2021, EQC and MNR issued a joint press release announcing entry into the amended merger agreement and the new meeting date for the rescheduled special meetings of EQC shareholders and MNR shareholders.
Recommendation of the EQC Board of Trustees and its Reasons for the Merger
The joint proxy statement/prospectus describes the recommendation of the EQC Board and its reasons for the merger up to and including July 23, 2021. The description in the joint proxy statement/prospectus, including the disclosure beginning on page 67 of the joint proxy statement/prospectus, is hereby amended and restated to address the recommendations of the EQC Board and its reasons for the merger in connection with the amended merger agreement.
In evaluating the amended merger agreement and the transactions contemplated thereby, the EQC Board consulted with its legal and financial advisors and EQC’s management and, after consideration, the EQC Board has unanimously determined that the amended merger agreement and the merger, including the issuance of EQC common shares and payment of the cash consideration in connection with the merger, are advisable and in the best interests of EQC and its shareholders. The EQC Board has unanimously approved the amended merger agreement and the merger, including the issuance of EQC common shares and payment of the cash consideration in connection with the merger.
In approving the merger and recommending that EQC shareholders vote to approve the issuance of EQC common shares in connection with the common merger consideration, the EQC Board considered various factors supporting its decision, including the following material factors described below:
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The Transaction Delivers Significant Strategic and Financial Benefits. The EQC Board believes that the merger will provide a number of significant potential strategic and financial benefits, including the following:

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Attractive Entry Point into the Industrial Sector to Build a Long-Term Business: The merger provides EQC shareholders an attractive entry point into the industrial sector as well as a platform to build a leading industrial business, a fast-growing sector with robust long-term fundamentals driven by the growth of e-commerce.

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High-Quality Modern Portfolio: The MNR portfolio is comprised of newer properties, consisting of single tenant, net-leased industrial assets, the vast majority of which are leased to investment grade companies or their subsidiaries with long weighted average lease terms. The portfolio is primarily located in the Eastern United States with locations near airports, seaports, transportation hubs, and situated within or near major population centers, positioning the portfolio well to serve both the first and last mile of the supply chain. With a weighted average building age of 10.1 years,[1] much of the portfolio consists of Class A logistics facilities with modern building features.

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Scale, Stability and Potential for Significant Growth: The MNR portfolio generates a base of strong stable cash flows, and the merger provides the Combined Company the opportunity to build a leading industrial business with approximately $4 billion of balance sheet capacity for future acquisitions that the EQC Board believes will provide long-term net asset value accretion to shareholders.

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Fully-Funded Growth Strategy: The Combined Company’s growth strategy is not dependent on raising additional equity capital. After closing, the Combined Company is expected to have approximately $2.5 billion of pro forma cash on the balance sheet, including proceeds from EQC’s four office properties totaling 1.5 million square feet that EQC plans to sell over time that will be reinvested into new industrial acquisitions. The Combined Company’s growth strategy includes leveraging existing relationships with large industrial owners, leading real estate brokers and merchant builders to source future industrial investments. Such future investments may include multi-tenant properties and investments with leasing and development risk acquired through single-asset acquisitions, portfolio deals and merger opportunities where EQC can achieve risk-adjusted returns.

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Improved Balance Sheet: In connection with the merger, EQC will cash out MNR’s $550 million Series C preferred stockholders for $25.00 per share plus accrued dividends, which will create immediate savings for the Combined Company of approximately $34 million per annum. Going forward, the Combined Company anticipates having a strong balance sheet and a conservative financing strategy with long-term leverage targets in line with the industrial REIT sector. The Combined Company also expects to transition to become an unsecured borrower over time.

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Improved Access to Capital: Given the Combined Company’s leadership team, its history of conservative balance sheet management and the intention to grow the portfolio, the Combined Company is expected to benefit from improved access to capital as it considers opportunities for debt financing to provide flexibility and lower borrowing costs. In addition, after closing, the increase in shares outstanding for the Combined Company is expected to provide increased liquidity for shareholders.

[1]	As of June 30, 2021.

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Increased Diversification Over Time: With approximately $4 billion of balance sheet capacity, the Combined Company has the opportunity to make investments in industrial real estate assets where strong fundamentals offer compelling risk-adjusted returns and opportunities for long-term value creation. The Combined Company currently plans to diversify its tenant base and industry concentrations as the industrial portfolio grows. The Combined Company intends to focus on high-quality industrial assets in attractive markets across the U.S. supported by strong demand and to reshape the portfolio by concentrating on select markets and reducing large tenant exposure through growth and dispositions.

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Strong Corporate Governance and Leadership: EQC’s commitment to strong corporate governance that promotes transparency as well as alignment with and accountability to shareholders will continue at the Combined Company. Sam Zell will remain the Chairman of the Board of Trustees of the Combined Company, which will continue to be led by EQC’s President and Chief Executive Officer David Helfand and the existing EQC senior management team. The EQC management team has a demonstrated record in real estate and public REIT management, including consistent execution of EQC’s strategic goals under the supervision and direction of the EQC Board. Following completion of the merger, the board of trustees of the Combined Company will consist of (i) all of the members of the EQC Board serving immediately prior to the effective time of the merger and (ii) Michael P. Landy and Sonal Pande, who have been designated by the MNR Board to serve on the board of trustees of the Combined Company following the completion of the merger in accordance with the terms of the amended merger agreement.

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Fixed Exchange Ratio. The EQC Board also considered that the fixed exchange ratio component of the stock consideration, which will not fluctuate as a result of changes in the market prices of EQC common shares or MNR common shares, provides certainty as to the respective pro forma ownership of the Combined Company.

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Cash Component of Revised Offer. The EQC Board also considered the benefits of the cash component of the revised offer, including by providing existing EQC common shareholders with greater pro forma ownership and future upside of the Combined Company as well as the expectation that it will provide (i) significant improvement in per share earnings metrics for the Combined Company as compared to earnings under the previous all-stock transaction, and (ii) higher dividend per share due to fewer EQC common shares outstanding following the merger.

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Opinion of Financial Advisor. The EQC Board considered the oral opinion of Goldman Sachs delivered to the EQC Board on August 15, 2021, subsequently confirmed by delivery of a written opinion, dated August 15, 2021, to the EQC Board, to the effect that, as of the date of Goldman Sachs’ written opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion as set forth therein, the stock consideration and cash consideration in the aggregate to be paid by EQC for the outstanding MNR common shares pursuant to the amended merger agreement was fair, from a financial point of view, to EQC; for additional information, see the section entitled “The Merger—Opinion of EQC’s Financial Advisor” and the full text of the written opinion of Goldman Sachs attached as Annex A to this Amendment.

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EQC and MNR Commitment to Completing the Merger. The EQC Board considered the commitment on the part of both parties to complete the merger as reflected in their respective obligations under the terms of the amended merger agreement, and the likelihood that the shareholder approvals needed to complete the merger would be obtained in a timely manner.

The EQC Board also considered a variety of risks and other potentially negative factors concerning the amended merger agreement, the merger, and the other transactions contemplated by the amended merger agreement, including the following material factors:
•	the risk of diverting management focus and resources from other strategic opportunities while working to implement the merger;

•
the risk that, notwithstanding EQC’s and MNR’s commitment to completing the merger, the merger may not be completed, or that completion may be unduly delayed, including the effect of the pendency of the merger and the effect such failure to be completed may have on the trading price of EQC common shares and operating results, particularly in light of the costs incurred in connection with the proposed transaction;

•
the risk that, under the terms of the amended merger agreement, EQC must reimburse MNR for its expenses up to $10.0 million in the event the amended merger agreement is terminated because EQC’s shareholders fail to approve the issuance of EQC common shares in connection with the merger;

•
the risk associated with the fact that the merger represents a strategic transition for EQC’s business into the industrial sector, and, while the Combined Company expects to have access to the appropriate resources, relationships and expertise to manage and grow the business, there can be no assurance of success;

•	the risk that the Combined Company may not be able to find attractive sale opportunities for the remaining office properties in connection with EQC’s strategic transition into the industrial sector;
•	the risk that the anticipated strategic and financial benefits of the merger may not be realized;
•	the risk of other potential challenges in integrating the two companies and their respective operations;
•	the substantial costs to be incurred in connection with the transaction, including the transaction expenses arising from the merger and the costs of integrating the businesses of EQC and MNR;
•
the restrictions on the conduct of EQC’s business prior to the completion of the merger, which could delay or prevent EQC from undertaking certain actions it would otherwise take with respect to its business absent the pending completion of the merger; and

•	other matters described under the section “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
This discussion of the foregoing information and material factors considered by the EQC Board in reaching its conclusions and recommendations is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the EQC Board in evaluating the amended merger agreement and the merger, including the issuance of EQC common shares and the payment of cash consideration in connection with the merger, and the complexity of these matters, the EQC Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the EQC Board may have given different weight to different factors. The EQC Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall review of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the amended merger agreement and the merger, including the issuance of EQC common shares and the payment of cash consideration in connection with the merger.
This explanation of the reasoning of the EQC Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 30 of the joint proxy statement/prospectus.
After careful consideration, for the reasons set forth above, the EQC Board unanimously recommends that EQC shareholders vote FOR the EQC Issuance Proposal and the EQC Adjournment Proposal.

Recommendation of the MNR Board of Directors and its Reasons for the Merger
The joint proxy statement/prospectus describes the recommendation of the MNR Board and its reasons for the merger up to and including July 23, 2021. The description in the joint proxy statement/prospectus, including the disclosure beginning on page 70 of the joint proxy statement/prospectus, is hereby amended and restated to address the recommendations of the MNR Board and its reasons for the merger in connection with the amended merger agreement.
In evaluating the merger pursuant to the amended merger agreement, the MNR Board consulted with MNR’s management and its legal and financial advisors and, after careful consideration, the MNR Board unanimously determined that the merger is advisable and in the best interests of MNR, approved the amended merger agreement and the transactions contemplated thereby, including the merger, upon the terms and subject to the conditions set forth therein, and authorized the execution and delivery by MNR of the amended merger agreement. In determining that the merger is advisable and in the best interests of MNR, in approving the amended merger agreement and the transactions contemplated thereby, in authorizing the execution and delivery by MNR of the amended merger agreement, and in recommending that MNR shareholders vote to approve the merger and the other transactions contemplated by the amended merger agreement, the MNR Board considered various factors that it viewed as supporting its decisions, including the following material factors:
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the $19.00 per share value of the cash consideration, which represented a 6.4% premium over the all-stock transaction pursuant to the original merger agreement and a 23.1% premium to the 30-day average unaffected trading price of the MNR common shares as of December 18, 2020;

•
the ability of the MNR common shareholders to elect to receive the common merger consideration in the form of cash, EQC common shares or a combination of cash and EQC common shares, subject to proration as described in “Updates to the Merger Agreement—Allocation of Common Merger Consideration and Illustrative Elections and Calculations” beginning on page 7 of this Amendment and “Updates to the Merger—Election Procedures” beginning on page 9 of this Amendment;

•
the significant cash component of the common merger consideration equal to $641 million (equal to approximately 34% of the total common merger consideration based on the implied value of the stock consideration as of August 13, 2021);

•	With respect to the cash consideration, the opportunity provided to shareholders for liquidity;
•
With respect to the stock consideration, the opportunity to maintain an ownership stake in the Combined Company, which is expected to provide a number of significant potential strategic opportunities and benefits, including the following:

○
shareholders of the Combined Company will have the opportunity to benefit as the Combined Company seeks to build a leading industrial real estate business and thereby to continue to participate in the long-term growth of the industrial real estate sector;

○
the income stability of the Combined Company’s property portfolio, which is expected to consist of MNR’s 122 properties and EQC’s four office properties based on the expected timing for closing of the merger and the expected timing for one of MNR’s pending acquisitions, coupled with EQC’s sponsorship, management expertise and strong balance sheet, is expected to provide shareholders of the Combined Company with stable recurring cash flows and significant financial resources to pursue future acquisitions;

○
EQC is well-positioned to execute on the Combined Company’s growth strategy, which is not dependent on raising additional debt or equity capital, as the Combined Company is expected to have approximately $1.8 billion of cash on its balance sheet following the closing of the merger;

○
MNR’s common shareholders are expected to benefit from a strengthened balance sheet, as MNR’s outstanding Series C preferred stock will be paid off in connection with the merger, resulting in immediate preferred dividend savings of approximately $34 million per year;

○
shareholders of the Combined Company will benefit from increased tenant and industry diversification, as EQC plans to broaden MNR’s tenant base and reduce MNR’s industry concentrations as the portfolio grows;

○	the Combined Company is expected to have significant cost of capital advantages as a result of its strong balance sheet and access to liquidity;
○
MNR’s common shareholders are expected to benefit from a significant increase in market liquidity given the Combined Company’s expected public equity market capitalization of approximately $4.5 billion based on the closing price of EQC’s common shares on August 13, 2021 of $26.65 per share, the latest practicable trading day before the date of this Amendment;

○
as compared to the all-stock transaction pursuant to the original merger agreement, the issuance of fewer EQC common shares is expected to result in significant improvement in per share earnings metrics for the Combined Company as compared to per share earnings following the merger under the original merger agreement had it remained in effect and the per share dividend is expected to be higher;

•
the amended merger agreement permits MNR to continue to pay MNR’s common shareholders regular quarterly cash dividends of up to $0.18 per MNR common share through consummation of the merger, and, because EQC agreed not to declare or pay any equalizing dividends to its common shareholders with respect to (i) the regular quarterly common dividend of $0.18 per share previously declared by the MNR Board and paid on June 15, 2021 and (ii) the regular quarterly common dividend of $0.18 per share declared by the MNR Board on July 1, 2021 and payable on September 15, 2021 (unless the merger is completed prior to September 15, 2021, in which case the dividend payment will be accelerated and paid immediately prior to the effective time of the merger), these two quarterly $0.18 per share cash dividend payments further enhance value for MNR common shareholders;

•
the exchange ratio for the stock consideration is fixed and will not fluctuate as a result of changes in the market value of MNR common shares or EQC common shares, which provides certainty as to the pro forma percentage ownership of MNR common shareholders in the Combined Company and limits the impact of external factors on the merger;

•
the stock consideration in the form of EQC common shares will be listed for trading on the NYSE and will continue to provide liquidity for MNR common shareholders receiving EQC common shares who desire to monetize their investment after the merger;

•
the financial analyses presented to the MNR Board by each of J.P. Morgan and CSCA and the August 15, 2021 oral opinions delivered by J.P. Morgan and CSCA to the MNR Board, which were confirmed by delivery of written opinions dated August 15, 2021, to the effect that, as of August 15, 2021 and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by J.P. Morgan and CSCA in preparing their respective opinions, the aggregate common merger consideration to be received by MNR common shareholders pursuant to the amended merger agreement was fair, from a financial point of view, to MNR common shareholders, as more fully described in “Updates to the Merger—Opinions of MNR’s Financial Advisors” beginning on page 25 of this Amendment;

•
the robust pre-signing strategic alternatives sale process conducted by J.P. Morgan and CSCA at the direction and under the supervision of the Strategic Alternatives Committee of the MNR Board, which involved outreach to more than 90 qualified potential interested parties, including financial sponsors, real estate investment trusts, sovereign wealth funds, pension funds, real estate managers and other financial and strategic investors, the execution of non-disclosure agreements with 36 potential counterparties, and the receipt of first round indications of interest from four potential counterparties, second round proposals from three potential counterparties and “best and final” proposals from each of EQC and Starwood;

•
the merger is intended to qualify as a reorganization for U.S. federal income tax purposes, resulting in the receipt by MNR common shareholders of the portion of the common merger consideration consisting of EQC common shares on a tax-efficient basis;

•
immediately following the closing of the merger, the EQC Board will consist of ten trustees, including Michael P. Landy and Sonal Pande, who were designated by the MNR Board, which will provide former MNR common shareholders holding EQC common shares with continuing representation on the EQC Board;

•	the quality, breadth and experience of EQC’s senior management team, which has successfully completed and integrated other acquisitions;
•
favorable conditions for sale transactions in the industrial real estate market generally, including prices for assets being at or near historical highs while capitalization rates are at or near historical lows, the moderate interest rate environment and the possibility that interest rates may rise in the near future;

•
information with respect to the business, operating results, financial condition and future plans of EQC, including the substantial amount of cash on its balance sheet and EQC’s intention to sell its office properties and focus its activities on industrial real estate following the merger;

•
the approval of the merger by the holders of at least two-thirds of the outstanding MNR common shares required by Maryland corporation law and the approval of the issuance of EQC common shares in the merger by at least a majority of the votes cast on the proposal by EQC shareholders as required by NYSE rules;

•
the continued ability of the MNR Board under the amended merger agreement, under certain specified circumstances, to consider an alternative proposal and the right of the MNR Board, under certain specified circumstances, to withdraw its recommendation and to terminate the amended merger agreement following such withdrawal in order to enter into an agreement with respect to a Superior Proposal, subject to payment by MNR of an approximately $72 million termination fee, as well as the right of the MNR Board, under certain specified circumstances, to withdraw its recommendation following the occurrence of an Intervening Event;

•
the commitment on the part of each of MNR and EQC to complete the merger as reflected in their respective obligations under the terms of the amended merger agreement, the fact that there are no financing or diligence conditions to consummation of the merger, the absence of any required material governmental consents (other than a post-effective amendment to the Form S-4 Registration Statement being declared effective by the SEC), the fact that the November 24, 2021 outside date under the amended merger agreement should allow sufficient time to complete the merger, the belief that the shareholder approvals required to complete the merger under the amended merger agreement would be obtained in a timely manner, and the fact that MNR is entitled to specific performance of EQC’s obligations under the amended merger agreement;

•
the other terms of the amended merger agreement, including representations, warranties and covenants of the parties, as well as the conditions to their respective obligations under the amended merger agreement;

•	the proposed terms of the merger and the amended merger agreement as compared to the proposals received from other bidders, including the amended July 8 Proposal submitted by Starwood; and
•
the course of negotiations with EQC, which were conducted at arm’s length and during which the MNR Board and the MNR Strategic Alternatives Committee were advised by MNR’s legal and financial advisors.

The MNR Board also considered a variety of risks and other potentially negative factors in considering the amended merger agreement, the merger, and the other transactions contemplated by the amended merger agreement, including the following material factors:
•
that, because the exchange ratio for the stock consideration is fixed in the amended merger agreement and will not fluctuate as a result of changes in the market value of MNR common shares or EQC common shares, a decline in the value of EQC common shares unmatched by a similar decline in the value of MNR common shares, or an increase in the value of MNR common shares without a similar increase in the value of EQC common shares, would reduce the relative value of the EQC common shares received by MNR common shareholders in the merger;

•
that, because the cash consideration and the stock consideration payable in the merger are fixed, the form of consideration that MNR common shareholders elect to receive in the merger is subject to proration to the extent either cash or stock is oversubscribed;

•	the fact that the cash consideration received by MNR common shareholders in the merger will generally be taxable;
•
the risk that the dividend per share expected to be paid by the Combined Company following the consummation of the merger may be significantly lower than the dividend per share historically paid by MNR;

•	that, following the merger, MNR would no longer exist as a stand-alone public company and MNR shareholders would not participate in any future growth MNR might have achieved on a stand-alone basis;
•
the risk that the strategic, financial and other benefits to the MNR shareholders expected to result from the merger might not be fully realized or realized at all, including as a result of possible changes in the real estate market or the industrial real estate business affecting the markets in which EQC will operate or as a result of potential difficulties integrating the two companies and their respective operations;

•	the risk that an alternative transaction or different strategic alternative potentially could be more beneficial to MNR shareholders than the proposed merger with EQC;
•
that, under the terms of the amended merger agreement, MNR must pay EQC an $72 million termination fee, which is an increase of approximately $9.8 million over the termination fee payable under the original merger agreement, if the amended merger agreement is terminated under certain circumstances or if an alternative transaction is consummated under certain circumstances following termination of the amended merger agreement, which might discourage or deter other parties from proposing an alternative transaction that may be more advantageous to MNR shareholders;

•
that the terms of the amended merger agreement continue to place limitations on the ability of MNR to initiate or solicit, or knowingly facilitate or encourage the making of any proposal or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal (as defined below) or engage in or otherwise participate in any discussions or negotiations that would reasonably be expected to lead to a Takeover Proposal (as defined below), or provide any access to its properties, books or records or any non-public information to any person relating to MNR or any of its subsidiaries in connection with the foregoing;

•
the risk that the required approval of MNR shareholders and/or EQC shareholders for the merger and the other transactions contemplated by the amended merger agreement (in the case of MNR shareholders) or the issuance of EQC common shares in the merger (in the case of EQC shareholders) may not be obtained;

•	the risk that one or more of the other conditions to the parties’ obligations to complete the merger will not be satisfied or waived;
•
the risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the merger and the risk that if the merger is not completed, MNR’s employees will have expended extensive time and efforts to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction, which would adversely affect MNR’s business;

•	the possibility that the merger may not be completed, or may be unduly delayed, for reasons beyond the control of MNR or EQC;
•
provisions in the amended merger agreement that continue to restrict operation of MNR’s business during the period between the signing of the amended merger agreement and consummation of the merger may delay or prevent MNR from undertaking business opportunities that may arise or other actions MNR would otherwise take with respect to its operations absent the pending completion of the merger;

•	the expenses to be incurred in connection with the merger;

•
MNR’s continuing obligation under the amended merger agreement to reimburse EQC for up to $10.0 million of transaction expenses incurred by EQC if the merger is not completed due to the failure of MNR shareholders to approve the merger and the other transactions contemplated by the amended merger agreement;

•	the fact that under Maryland law, MNR shareholders are not entitled to dissenters’ or appraisal rights in connection with the merger; and
•	the types and nature of the risks described under the section entitled “Risk Factors” beginning on page 22 of the joint proxy statement/prospectus and on page 5 of this Amendment.
This discussion of the foregoing information and material factors considered by the MNR Board in reaching its conclusions and recommendations is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the MNR Board in evaluating the amended merger agreement and the transactions contemplated by it, and the complexity of these matters, the MNR Board did not find it practicable to, and did not attempt to, quantify, rank, or otherwise assign relative weight to those factors. In addition, different members of the MNR Board may have given different weight to different factors. The MNR Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall review of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the amended merger agreement, the merger and the other transactions contemplated by the amended merger agreement.
This explanation of the reasoning of the MNR Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 30 of the joint proxy statement/prospectus.
After careful consideration, for the reasons set forth above, the MNR Board unanimously recommends that MNR shareholders vote FOR the MNR Merger Proposal, FOR the MNR Compensation Proposal, and FOR the MNR Adjournment Proposal.
Opinion of EQC’s Financial Advisor
The joint proxy statement/prospectus describes the opinion of Goldman Sachs dated May 4, 2021. The description in the joint proxy statement/prospectus, including the disclosure beginning on page 74 of the joint proxy statement/prospectus, is hereby amended and restated up to and including the date of this Amendment, as follows:
At a meeting of the EQC Board, Goldman Sachs, delivered to the EQC Board its oral opinion, subsequently confirmed by delivery of a written opinion, dated August 15, 2021, to the EQC Board that, as of such date and based upon and subject to the factors and assumptions set forth therein, the stock consideration and the cash consideration in the aggregate to be paid by EQC for the outstanding Monmouth common shares pursuant to the amended merger agreement was fair, from a financial point of view, to EQC.
The full text of the written opinion of Goldman Sachs, dated August 15, 2021, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A to this Amendment. The summary of Goldman Sachs’ opinion contained in this Amendment is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs provided advisory services and its opinion for the information and assistance of the EQC Board in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of EQC common shares should vote with respect to the issuance of EQC common shares in connection with the merger or any other matter.
In connection with delivering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
•	the amended merger agreement;
•	the annual reports to shareholders and Annual Reports on Form 10-K of EQC and MNR for the five fiscal years ended December 31, 2020 and September 30, 2020, respectively;
•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of EQC and MNR;

•	certain other communications from EQC and MNR to their respective shareholders;
•	certain publicly available research analyst reports for EQC and MNR;
•
certain internal financial analyses and forecasts for MNR prepared by its management (shown by the management of EQC on a pro forma basis for the sale of a specified asset, using EQC’s projection for the specified asset) and approved for Goldman Sachs’ use by EQC, which we refer to as the “MNR Forecasts;”

•
certain updated internal financial analyses and forecasts for EQC on a stand-alone and pro forma basis, giving effect to the merger, in each case, as prepared by the management of EQC and approved for Goldman Sachs’ use by EQC, which we refer to collectively, together with the MNR Forecasts, as the “Forecasts;” and

•
certain operating synergies projected by the managements of EQC and Monmouth to result from the merger, as approved for Goldman Sachs’ use by EQC, which we refer to as the “Synergies” for purposes of this section “ -Opinion of EQC’s Financial Advisor.”

Goldman Sachs also held discussions with members of the senior management of EQC regarding their assessment of the past and current business operations, financial condition and future prospects of EQC and MNR and the strategic rationale for, and the potential benefits of, the merger; reviewed the reported price and trading activity for EQC common shares and MNR common shares; compared certain financial and stock market information for EQC and MNR with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the real estate investment trusts industry; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.
For purposes of rendering its opinion, Goldman Sachs, with the consent of the EQC Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the EQC Board that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of EQC. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of EQC or MNR or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory, or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on EQC or MNR or on the expected benefits of the merger in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs also assumed that the merger would be consummated on the terms set forth in the amended merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.
Goldman Sachs’ opinion did not address the underlying business decision of EQC to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to EQC; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness, from a financial point of view, to EQC, as of the date of its written opinion, of the stock consideration and the cash consideration in the aggregate to be paid by EQC for the outstanding Monmouth common shares pursuant to the amended merger agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the amended merger agreement or merger or any term or aspect of any other agreement or instrument contemplated by the amended merger agreement or entered into or amended in connection with the merger, including, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of EQC; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of EQC and MNR, or any class of such persons in connection with the merger, whether relative to the aggregate consideration to be paid by EQC for the outstanding shares of Monmouth Common Stock pursuant to the amended merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which EQC common shares or MNR common shares would trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on EQC and MNR, or the merger, or as to the impact of the merger on the solvency or viability of EQC and MNR or the ability of EQC and MNR to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its written opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its written opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the EQC Board in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any holder of EQC common shares should vote with respect to the issuance of EQC common shares in connection with the merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
Summary of Financial Analyses
The following is a summary of the material financial analyses presented by Goldman Sachs to the EQC Board in connection with rendering to the EQC Board the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 13, 2021, the last completed trading day prior to the meeting of the EQC Board on August 15, 2021, and is not necessarily indicative of current or future market conditions.
Illustrative Discounted Cash Flow Analysis-EQC Stand-alone
Using the Forecasts for EQC on a stand-alone basis, which we refer to as the “EQC Stand-alone Forecasts,” Goldman Sachs performed an illustrative discounted cash flow analysis on EQC on a stand-alone basis. Using discount rates ranging from 6.0% to 8.0%, reflecting estimates of EQC’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2021 (i) estimates of the unlevered free cash flows to be generated by EQC on a stand-alone basis, for the period from July 1, 2021 to December 31, 2023 as reflected in the EQC Stand- alone Forecasts and (ii) a range of illustrative terminal values for EQC, which were calculated by applying exit terminal year earnings before interest income (including any dividend income from securities) and expense, taxes, depreciation and amortization, which we refer to as “EBITDA,” multiples ranging from 15.0x to 19.0x, to a terminal year estimate of EBITDA, to be generated by EQC, as reflected in the EQC Stand-alone Forecasts and adjusted to exclude general and administrative costs (which analysis implied perpetuity growth rates ranging from 1.0% and 4.0%). Goldman Sachs derived the discount rates referenced above by application of Capital Asset Pricing Model, which we refer to as “CAPM,” which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of exit terminal year EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the historical trading multiples of certain publicly traded corporations in the REIT industry.
Goldman Sachs derived a range of illustrative enterprise values for EQC by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for EQC the amount of net debt (defined as debt less cash) and preferred equity of EQC as of June 30, 2021, in each case, as provided by the management of EQC, to derive a range of illustrative equity values for EQC on a stand-alone basis. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of EQC, as provided by the management of EQC, to derive a range of illustrative present values per EQC common share on a stand-alone basis of $27.75 to $29.33.
Illustrative Discounted Cash Flow Analysis-MNR Stand-alone
Using the MNR Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis of MNR on a stand-alone basis. Using discount rates ranging from 5.0% to 7.0%, reflecting estimates of MNR’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2021 (i) estimates of the unlevered free cash flows to be generated by MNR on a stand-alone basis for the period from July 1, 2021 to

December 31, 2025, as reflected in the MNR Forecasts, and (ii) a range of illustrative terminal values for MNR, which were calculated by applying exit terminal year EBITDA multiples ranging from 18.0x to 22.0x, to a terminal year estimate of EBITDA to be generated by MNR, as reflected in the MNR Forecasts (which analysis implied perpetuity growth rates ranging from 0.1% to 3.0%). Goldman Sachs derived the discount rates referenced above by application of CAPM, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of exit terminal year EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the historical trading multiples of MNR and certain publicly traded corporations in the REIT industry, which we refer to collectively as the “Selected Public Companies.”
Goldman Sachs derived a range of illustrative enterprise values for MNR by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for MNR the net debt (defined as debt less cash as of June 30, 2021 and estimated value of securities portfolio as of August 13, 2021) and preferred equity as of June 30, 2021, in each case, as provided by the management of MNR and approved by EQC management for use by Goldman Sachs, to derive a range of illustrative equity values for MNR. Goldman Sachs then divided the range of illustrative equity values it derived for MNR on a stand-alone basis by the number of fully diluted outstanding shares of MNR, as provided by MNR management and approved by EQC management for use by Goldman Sachs, to derive a range of illustrative present values per share ranging from $12.67 to $22.06.
Illustrative Discounted Cash Flow Analysis-Combined Company
Using the Forecasts for the Combined Company on a pro forma basis, which we refer to as the “Combined Company Forecasts,” Goldman Sachs performed an illustrative discounted cash flow analysis of the Combined Company. Using discount rates ranging from 5.0% to 7.0%, reflecting estimates of the Combined Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2021 (i) estimates of the Combined Company’s unlevered free cash flows to be generated by the Combined Company for the period from July 1, 2021 to December 31, 2024 and (ii) a range of illustrative terminal values for the Combined Company, which were calculated by applying exit terminal year EBITDA multiples ranging from 23.0x to 27.0x, to a terminal year estimate of EBITDA to be generated by the Combined Company, as reflected in the Combined Company Forecasts (which analysis implied perpetuity growth rates ranging from 1.1% to 3.6%). Goldman Sachs derived the discount rates referenced above by application of CAPM, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of exit terminal year EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the trading multiples of MNR and the Selected Public Companies.
Goldman Sachs derived a range of illustrative enterprise values for the Combined Company by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the Combined Company the net debt (defined as debt less cash as of June 30, 2021 and value of MNR’s securities portfolio as of August 13, 2021) and preferred equity as of June 30, 2021 on a pro forma basis, in each case, as provided by the management of EQC, to derive a range of illustrative equity values for the Combined Company. Goldman Sachs then divided the range of illustrative equity values it derived for the Combined Company by the number of fully diluted outstanding shares of the Combined Company, which took into account the aggregate cash consideration and stock consideration to be paid in the merger, as provided by the management of EQC, to derive a range of illustrative present values per share ranging from $25.45 to $33.02.
General
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to MNR, EQC, or the merger.
Goldman Sachs prepared these analyses for purposes of providing its opinion to the EQC Board as to the fairness, from a financial point of view, to EQC, as of the date of its written opinion, of the stock consideration and the cash consideration in the aggregate to be paid by EQC for the outstanding Monmouth common shares pursuant to the amended merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of EQC, MNR, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.
The aggregate amount, and form of, consideration to be paid by EQC pursuant to the amended merger agreement was determined through arm’s-length negotiations between EQC and MNR and was approved by the EQC Board. Goldman Sachs provided advice to EQC during these negotiations. Goldman Sachs did not, however, recommend any specific aggregate amount of, or form of, consideration to be paid by EQC to EQC or the EQC Board or that any specific amount of, or form of, consideration to be paid by EQC constituted the only appropriate consideration to be paid for the merger.
As described above, Goldman Sachs’ opinion to the EQC Board was one of many factors taken into consideration by the EQC Board in making its determination to approve the merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the EQC Board and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A to this Amendment
Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of EQC, MNR and any of their respective affiliates and third parties or any currency or commodity that may be involved in the merger. Goldman Sachs acted as financial advisor to EQC in connection with, and has participated in certain of the negotiations leading to, the merger. Goldman Sachs expects to receive fees for its services in connection with the merger, all of which is contingent upon consummation of the merger, and EQC has agreed to reimburse certain of its expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement. Except for the engagement by EQC in connection with the merger pursuant to the engagement letter described below, during the two-year period ended August 15, 2021, the Investment Banking Division of Goldman Sachs has not been engaged by EQC and/or MNR and/or their respective affiliates to provide financial advisory and/or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to EQC, MNR and their respective affiliates for which its Investment Banking Division may receive compensation.
The EQC Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to an engagement letter dated May 4, 2021, EQC engaged Goldman Sachs to act as its financial advisor in connection with the merger. The engagement letter between EQC and Goldman Sachs provides for a transaction fee of $16.0 million, all of which is contingent upon consummation of the merger. In addition, EQC agreed to reimburse Goldman Sachs for certain of its expenses and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinions of MNR’s Financial Advisors
Opinion of J.P. Morgan
The joint proxy statement/prospectus describes the opinion of J.P. Morgan dated May 4, 2021. The description in the joint proxy statement/prospectus, including the disclosure beginning on page 78 of the joint proxy statement/prospectus, is hereby amended and restated up to and including the date of this Amendment, as follows:
Pursuant to an engagement letter, MNR retained J.P. Morgan to serve as a financial advisor to MNR in connection with the merger. In connection with this engagement, MNR requested that J.P. Morgan evaluate the fairness, from a financial point of view, to MNR’s common shareholders of the aggregate common merger consideration of $641,000,000 in cash and 46.2 million EQC common shares to be issued in the merger to MNR’s common shareholders.
At a meeting of the MNR Board on August 15, 2021, J.P. Morgan rendered its oral opinion to the MNR Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the aggregate common merger consideration to be paid to MNR’s common shareholders in the merger was fair, from a financial point of view, to MNR’s common shareholders. J.P. Morgan confirmed its August 15, 2021 oral opinion by delivering its written opinion, dated August 15, 2021, to the MNR Board that, as of such date, the aggregate common merger consideration to be paid to MNR’s common shareholders in the merger was fair, from a financial point of view, to MNR’s common shareholders.
The full text of the written opinion of J.P. Morgan, dated August 15, 2021, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex B to this Amendment and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Amendment is qualified in its entirety by reference to the full text of such opinion. MNR’s common shareholders are urged to read J.P. Morgan’s opinion in its entirety. J.P. Morgan’s opinion was addressed to the MNR Board (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the aggregate common merger consideration to be paid to MNR’s common shareholders in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no view or opinion as to the proration procedures set forth in the amended merger agreement. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of MNR, or as to the underlying decision by MNR to engage in the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The J.P. Morgan opinion does not constitute a recommendation to any shareholder of MNR as to how such shareholder should vote with respect to the merger or any other matter.
In arriving at its opinion, J.P. Morgan, among other things:
•	reviewed a draft dated August 15, 2021 of the amended merger agreement;
•	reviewed certain publicly available business and financial information concerning MNR and EQC and the industries in which they operate;
•
compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•
compared the financial and operating performance of MNR and EQC with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of MNR common shares and EQC common shares and certain publicly traded securities of such other companies;

•
reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of MNR and EQC relating to the respective businesses, as discussed more fully under “—Certain MNR Unaudited Prospective Financial Information” beginning on page 44 of this Amendment, under “Certain Supplemental Disclosures” beginning on page 49 of this Amendment and under “—Certain MNR Unaudited Prospective Financial Information” beginning on page 97 of the joint proxy statement/prospectus, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger, which we refer to as the “Synergies” for purposes of this section “—Opinions of MNR’s Financial Advisors—Opinion of J.P. Morgan”; and
•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.
In addition, J.P. Morgan made inquiries or held discussions with certain members of the management of MNR and EQC with respect to certain aspects of the merger, and the past and current business operations of MNR and EQC, the financial condition and future prospects and operations of MNR and EQC, the effects of the merger on the financial condition and future prospects of MNR and EQC, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.
In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by MNR and EQC or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with MNR, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of MNR or EQC under any state or federal laws relating to bankruptcy, insolvency, or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by MNR’s management as to the expected future results of operations and financial condition of MNR and EQC to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, for United States federal income tax purposes, and will be consummated as described in the amended merger agreement, and that the executed amended merger agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by MNR, EQC and Merger Sub in the amended merger agreement are and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to MNR with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory, or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on MNR or EQC or on the contemplated benefits of the merger.
The projections furnished to J.P. Morgan were prepared by MNR’s management, as discussed more fully under “—Certain MNR Unaudited Prospective Financial Information” beginning on page 44 of this Amendment, under “Certain Supplemental Disclosures” beginning on page 49 of this Amendment and under “—Certain MNR Unaudited Prospective Financial Information” beginning on page 97 of the joint proxy statement/prospectus. MNR does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of MNR’s management or EQC’s management, as applicable, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “—Certain MNR Unaudited Prospective Financial Information” beginning on page 44 of this Amendment, the section entitled “Certain Supplemental Disclosures” beginning on page 49 of this Amendment and the section entitled “—Certain MNR Unaudited Prospective Financial Information” beginning on page 97 of the joint proxy statement/prospectus.
J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to MNR’s common shareholders of the aggregate common merger consideration to be paid to MNR’s common shareholders in the merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of MNR or as to the underlying decision by MNR to engage in the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons, relative to the aggregate common merger consideration to be paid to MNR’s common shareholders in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which MNR common shares or EQC common shares will trade at any future time.
The terms of the amended merger agreement, including the aggregate common merger consideration to be paid to MNR’s common shareholders, were determined through arm’s length negotiations between MNR and EQC, and the decision to enter into the amended merger agreement was solely that of the MNR Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the MNR Board in its evaluation of the merger and should not be viewed as determinative of the views of the MNR Board or MNR’s management with respect to the merger or the aggregate common merger consideration to be paid to MNR’s common shareholders.
In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the MNR Board on August 15, 2021 and in the financial analysis presented to the MNR Board on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the MNR Board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.
Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of MNR and EQC with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to those engaged in by MNR and EQC, as applicable.
The companies selected by J.P. Morgan with respect to MNR were as follows:
•	STAG Industrial, Inc.
•	Lexington Realty Trust
•	MNR
The companies selected by J.P. Morgan with respect to EQC were as follows:
•	Cousins Properties Incorporated
•	Highwoods Properties, Inc.
•	Piedmont Office Realty Trust, Inc.
•	Franklin Street Properties Corp.
•	EQC
These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, may be considered similar to those of MNR and EQC, as applicable. However, certain of these companies may have characteristics that are materially different from those of MNR and EQC, as applicable. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect MNR and EQC, as applicable.
Using publicly available information, J.P. Morgan calculated, (i) for each selected company with respect to MNR, the ratios of (a) the company’s price per common share to the consensus equity research analyst estimates for the company’s adjusted funds from operations (“AFFO”) per common share for the year ending December 31, 2021 (the “P/2021E AFFO”), (b) the company’s price per common share to the consensus equity research analyst estimates for the company’s funds from operations (“FFO”) per common share for the year ending December 31, 2021 (the “P/2021E FFO”), and (c) consensus equity research analyst estimates for the company’s in-place cash net operating income for the year ending December 31, 2021 to consensus equity research analyst estimates for the company’s implied real estate value (the “Implied Capitalization Rate”), and (ii) for each selected company with respect to EQC, the Implied Capitalization Rate.
The P/2021E AFFO, P/2021E FFO and Implied Capitalization Rate for each selected company with respect to MNR as calculated by J.P. Morgan were as follows:
	P/2021E AFFO	P/2021E FFO	Implied Capitalization Rate
STAG Industrial, Inc.	22.6x	20.7x	4.8%
Lexington Realty Trust	19.2x	17.5x	5.1%
MNR	22.6x	22.3x	4.8%
The Implied Capitalization Rate for each selected company with respect to EQC as calculated by J.P. Morgan was as follows:
Implied Capitalization Rate
Cousins Properties Incorporated	5.7%
Highwoods Properties, Inc.	6.9%
Piedmont Office Realty Trust, Inc.	7.4%
Franklin Street Properties Corp.	7.7%
EQC	7.4%
For MNR, based on the results of this analysis, J.P. Morgan selected multiple reference ranges of 19.25x – 22.50x, 17.50x - 22.25x and 4.8% - 5.1% for P/2021E AFFO, P/2021E FFO and the Implied Capitalization Rate, respectively. After applying such ranges to the projected AFFO for MNR for the year ending December 31, 2021, the projected FFO for MNR for the year ending December 31, 2021 and the projected in-place cash net operating income for MNR for the year ending December 31, 2021, respectively, the analysis indicated the following ranges of implied per share equity value (rounded to the nearest $0.25) for the common shares of MNR:
	Implied Per Share Equity Value
	Low	High
MNR P/2021E AFFO	$16.00	$18.75
MNR P/2021E FFO	$15.25	$19.50
MNR Implied Capitalization Rate	$17.50	$19.75
The ranges of implied per share equity value for MNR common shares were compared to (i) the 30-day unaffected volume-weighted average price of MNR common shares of $15.43 as of December 18, 2020 and (ii) the implied per share consideration (assuming all cash consideration and no proration procedures as contemplated in the amended merger agreement) of $19.00.
For EQC, based on the results of the analysis described above, J.P. Morgan selected a reference range of 5.7% - 7.7% for the Implied Capitalization Rate. After applying such range to the projected cash net operating income for EQC for the year ending December 31, 2021, the analysis indicated the following range of implied per share equity value (rounded to the nearest $0.25) for shares of EQC common shares:
	Implied Per Share Equity Value
	Low	High
EQC Implied Capitalization Rate	$26.50	$27.50
The range of implied per share equity value for EQC common shares was compared to the closing share price of EQC common shares of $26.65 on August 13, 2021, the trading day immediately preceding the date of J.P. Morgan’s written opinion dated August 15, 2021.

Transaction Multiples Analysis. Using publicly available information, J.P. Morgan examined the May 2018 acquisition (the “Gramercy Acquisition”) by The Blackstone Group LP (“Blackstone”) of Gramercy Property Trust (“Gramercy”), a target company engaged in a business which J.P. Morgan judged to be sufficiently analogous to the business of MNR or aspects thereof. Neither Blackstone nor Gramercy is identical to MNR or EQC and the Gramercy Acquisition is not identical to the merger. However, the Gramercy Acquisition was selected, among other reasons, since Gramercy, for purpose of J.P. Morgan’s analysis, shares similar business characteristics with MNR based on business sector participation, operational characteristics, and financial metrics. This analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the Gramercy Acquisition as compared to the merger.
Using publicly available information, J.P. Morgan calculated the ratio of Gramercy’s in-place cash net operating income for the forward twelve month period to the implied real estate value of the Gramercy Acquisition based on company filings, information obtained from FactSet Research Systems and public news sources, indicating an Implied Capitalization Rate of 6.1%. After applying such rate to MNR’s forward cash net operating income, inclusive of estimated income from in-contract acquisitions and currently in-progress expansion projects, this analysis indicated an implied per share equity value (rounded to the nearest $0.25) of $12.00 for MNR common shares.
The estimate of implied per share equity value for MNR common shares was compared to (i) the 30-day unaffected volume-weighted average price of MNR common shares of $15.43 as of December 18, 2020 and (ii) the implied per share consideration (assuming all cash consideration and no proration procedures as contemplated in the amended merger agreement) of $19.00.
Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for both MNR common shares and EQC common shares. J.P. Morgan calculated the unlevered free cash flows that MNR and EQC are expected to generate during fiscal years 2021E through 2025E (as set forth below in the section entitled “—Certain MNR Unaudited Prospective Financial Information—MNR and EQC Multi-Year Projected Cash Flows” beginning on page 45 of this Amendment, which was discussed with, and approved by, the MNR Board for use by J.P. Morgan in connection with its financial analyses). J.P. Morgan also calculated a range of terminal values for MNR and EQC at the end of this period by applying perpetual growth rates ranging from 1.75% to 2.25%, in the case of MNR, and 2.00% to 2.50%, in the case of EQC, based on guidance provided by MNR’s management, to estimates of the net operating income for each of MNR and EQC at the end of fiscal-year 2025E, as provided in the MNR management projections. J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of June 30, 2021 using discount rates ranging from 6.25% to 6.75% for MNR, and 6.50% to 7.00% for EQC, which ranges were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of MNR and EQC, respectively. For each of MNR and EQC, the present value of the unlevered free cash flow estimates and the range of terminal values were then adjusted by subtracting net debt and other adjustments for each company as of June 30, 2021.
Based on the foregoing, this analysis indicated the following ranges of implied per share equity value (rounded to the nearest $0.25) for MNR common shares and EQC common shares:
	Implied Per Share Equity Value
	Low	High
MNR Discounted Cash Flow	$13.00	$21.00
EQC Discounted Cash Flow	$27.75	$29.00
The range of implied per share equity values for MNR common shares was compared to (i) the 30-day unaffected volume-weighted average price of MNR common shares of $15.43 as of December 18, 2020, the trading day immediately preceding the first public announcement of Blackwells’ offer to purchase MNR, and (ii) the implied per share consideration (assuming all cash consideration and no proration procedures as contemplated in the amended merger agreement) of $19.00. The range of implied per share equity values for EQC common shares was compared to the closing share price of EQC common shares of $26.65 on August 13, 2021, the trading day immediately preceding the date of J.P. Morgan’s written opinion dated August 15, 2021.

Implied Relative Value Analysis. J.P. Morgan compared the results for MNR to the results for EQC with respect to the implied capitalization rate and discounted cash flow analyses described above. J.P. Morgan compared the lowest equity value per share for MNR to the highest equity value per share for EQC to derive the lowest exchange ratio implied by each pair of results. J.P. Morgan also compared the highest equity value per share for MNR to the lowest equity value per share for EQC to derive the highest exchange ratio implied by each pair of results. The ranges of implied exchange ratios resulting from this analysis were:
Implied Exchange Ratios
	Low	High
Implied Capitalization Rate	0.636x	0.745x
Discounted Cash Flow	0.448x	0.757x
The ranges of implied exchange ratios resulting from the foregoing analysis were compared to (i) the implied exchange ratio of 0.712x on August 13, 2021, the trading day immediately preceding the date of J.P. Morgan’s written opinion, dated August 15, 2021 and (ii) the exchange ratio of 0.713x, as contemplated in the amended merger agreement.
Discounted Cash Flow-Based Value Creation Analysis. J.P. Morgan conducted an analysis of the theoretical value creation to the existing holders of MNR common shares that compared the estimated implied equity value of MNR common shares on a stand-alone basis, based on the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above, to the estimated implied equity value of former MNR common shareholders’ ownership in the Combined Company, pro forma for the merger.
J.P. Morgan calculated the pro forma implied equity value of MNR common shares by (1) adding the sum of (a) the implied equity value of MNR on a stand-alone basis of approximately $1,627 million, using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of MNR described above, (b) the implied equity value of EQC on a stand-alone basis of approximately $3,494 million, using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of EQC described above and (c) the estimated value of the Synergies, as reflected in estimates MNR’s management provided to J.P. Morgan for use in connection with its analysis, in the aggregate amount of $116 million, (2) subtracting the sum of (a) the estimated transaction expenses of $83 million and (b) the cash consideration to be paid to MNR common shareholders in the merger in the aggregate amount of $641 million and (3) multiplying such result by the pro forma equity ownership of the Combined Company by the existing holders of MNR common shares of 27.3%. This analysis indicated that the merger implied pro forma equity value for such holders of $1,233 million, which, when combined with the cash consideration to be paid to MNR common shareholders, represents accretion in value of $248 million, or 15.2% compared to the stand-alone equity value of MNR. There can be no assurance, however, that the Synergies, transaction-related expenses and other impacts referred to above will not be substantially greater or less than those estimated by MNR’s management and described above.
Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of either MNR or EQC. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary are identical to MNR or EQC, as applicable, and the Gramercy Acquisition, the selected transaction reviewed as described in the above summary, was not identical to the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of MNR or EQC, as applicable. The Gramercy Acquisition was similarly chosen because its participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to MNR and EQC, as applicable, and the Gramercy Acquisition compared to the merger.
As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise MNR with respect to the merger and deliver an opinion to the MNR Board with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with MNR, EQC and the industries in which they operate.
For financial advisory services rendered in connection with the merger, MNR has agreed to pay J.P. Morgan an estimated fee of approximately $15 million, $3 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered a prior opinion dated May 4, 2021 to the MNR Board, $1.5 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion dated August 15, 2021 to the MNR Board and the remainder of which is contingent and payable upon the consummation of the merger. In addition, MNR has agreed to reimburse J.P. Morgan for certain of its expenses incurred in connection with its services, including the reasonable fees and expenses of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.
During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have not had any other material financial advisory or other material commercial or investment banking relationships with MNR, or any material financial advisory or other material commercial or investment banking relationships with EQC. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common shares of each of MNR and EQC. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of MNR or EQC for their own accounts or for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities or other financial instruments. During the two year period preceding the date of its opinion, the aggregate fees recognized by J.P. Morgan from each of MNR and EQC were less than $50,000.
Opinion of CSCA
The joint proxy statement/prospectus describes the opinion of CSCA dated May 4, 2021. The description in the joint proxy statement/prospectus, including the disclosure beginning on page 84 of the joint proxy statement/prospectus, is hereby amended and restated up to and including the date of this Amendment, as follows:
CSCA was engaged by MNR to serve as a financial advisor in connection with the merger. On August 15, 2021, the MNR Board engaged CSCA to render an opinion, as of August 15, 2021, as to the fairness, from a financial point of view, to MNR’s common shareholders of the Common Stock Consideration comprising, at a shareholder’s election, either (a) $19.00 in cash per Company Common Share (the “Per Share Cash Election Consideration”), or (b) an amount of Parent Common Stock equal to the product of one Company Common Share multiplied by a ratio of 0.713 (the “Common Exchange Ratio”) resulting in the “Stock Election Consideration”, provided that each of the Per Share Cash Election Consideration and the Stock Election Consideration will be subject to pro-ration based on an aggregate cash consideration of $641,000,000 (the “Maximum Cash Amount”), collectively the “Common Stock Consideration”. On August 15, 2021, CSCA rendered its oral opinion (which was subsequently confirmed in writing by delivery of CSCA’s written opinion dated August 15, 2021) to the MNR Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Common Stock Consideration to be received by the holders of MNR common shares was fair, from a financial point of view to MNR’s common shareholders.

The full text of CSCA’s written opinion, dated as of August 15, 2021, is attached as Annex C to this Amendment. CSCA’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by CSCA in rendering its opinion. You are encouraged to read CSCA’s opinion carefully in its entirety. The following is a summary of CSCA’s opinion and the methodology that CSCA used to render its opinion. This summary is qualified in its entirety by reference to the full text of CSCA’s opinion.
CSCA’s opinion, the issuance of which was approved by CSCA’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority, is addressed to the MNR Board and addresses only the fairness, from a financial point of view, to the holders of MNR’s common shares of the Common Stock Consideration to be received by the holders of MNR common shares in the merger.
In arriving at its opinion, CSCA reviewed and considered such financial and other matters as CSCA deemed relevant and appropriate under the circumstance. CSCA’s procedures, investigations, and financial analysis with respect to the preparation of its opinion included, among other things, the following:
•
Reviewed the (i) audited financial information for MNR for the twelve-month periods ended September 30, 2018, 2019, and 2020, respectively, (ii) unaudited financial information for MNR for the three-month and nine-month periods ended June 30, 2021, respectively, (iii) unaudited financial information for MNR for the three-month and nine-month periods ended June 30, 2020, and (iv) projected financial information relating to the business, earnings, cash flow, assets, liabilities and capitalization of MNR, all of the foregoing as prepared and provided by MNR management;

•
Reviewed the (i) audited financial information for EQC for the twelve-month periods ended December 31, 2018, 2019, and 2020, respectively, (ii) unaudited financial information for EQC for the three-month and six-month periods ended June 30, 2021, respectively, (iii) unaudited financial information for EQC for the three-month and six-month periods ended June 30, 2020, respectively, and (iv) projected financial information relating to the business, earnings, cash flow, assets, liabilities and capitalization of EQC, all of the foregoing as prepared and provided by EQC management;

•
Reviewed certain publicly available audited and unaudited financial statements and other publicly available business, financial and other information of MNR, including but not limited to the Annual Report filed on Form 10-K for the fiscal year ended September 30, 2020 and related supplementary financial information thereto, and the Quarterly Report on Form 10-Q and related supplementary information for each of the fiscal quarters ended June 30, 2021, March 31, 2021, and December 31, 2020;

•
Reviewed certain publicly available audited and unaudited financial statements and other publicly available business, financial and other information of EQC, including but not limited to the Annual Report filed on Form 10-K for the fiscal year ended December 31, 2020 and related supplementary financial information thereto, and the Quarterly Report on Form 10-Q and related supplementary information for each of the fiscal quarters ended June 30, 2021, March 31, 2021, and September 30, 2020;

•
Reviewed other non-public financial and operating information of MNR, including detailed 5-year financial projections prepared by management, information relating to its existing leases, existing debt and related prepayment penalties, historical capital expenditures and related projections, historical re-leasing history and related projections, pending property acquisitions (as to which there can be no assurance of such acquisitions closing) and related leases and financing, among others, as discussed more fully under “Certain Supplemental Disclosures” beginning on page 49 of this Amendment, and under “—Certain MNR Unaudited Prospective Financial Information” beginning on page 97 of the joint proxy statement/prospectus;

•
Reviewed other non-public financial and operating information relating to EQC's commercial real estate assets, including but not limited to rent rolls and 10-year property level projections for its office portfolio, among others;

•	Reviewed drafts of the amended merger agreement, the most recent draft dated August 15, 2021, and each of MNR and EQC’s disclosure schedules thereto;

•
Compared certain publicly available financial information of MNR with similar publicly available information of other comparable publicly traded industrial and net lease REITs, as CSCA deemed relevant to its analyses;

•
Compared certain publicly available and non-publicly available financial information of EQC with publicly available information of other comparable publicly traded office REITs, as CSCA deemed relevant to its analyses;

•	Reviewed the terms, to the extent publicly available, of certain comparable transactions, and compared such terms to the terms of the merger, as CSCA deemed relevant to its analysis;
•	Reviewed the stock price history of each of MNR and EQC and compared such prices to the terms of the merger, as CSCA deemed relevant to its analysis;
•	Performed various financial analyses as CSCA deemed appropriate, using generally accepted analytical valuation methodologies; and
•
Performed such other analyses, inquiries and investigations and consideration of such other factors as CSCA deemed appropriate for the purposes of its opinion, including its knowledge of the REIT, industrial and office real estate sectors, as well as its experience in connection with similar transactions and securities valuation generally.

For purposes of rendering its opinion, CSCA assumed, without independently verifying or confirming, at the direction of MNR, that the terms of the merger will conform in all material respects with those set forth in the amended merger agreement and the disclosure schedules thereto. CSCA also assumed that the amended merger agreement and any disclosure schedules thereto provided to it in draft form would ultimately be executed in final form consistent in all material respects with the most recent drafts provided and that the merger and all related transactions described in or contemplated by the amended merger agreement and the disclosure schedules thereto occur in all material respects as described in and contemplated by such documents. CSCA also assumed in all respects material to its analyses that the representations and warranties of the parties to any agreement entered into in connection with the merger will be true and correct, that the parties to such agreements will perform all of the covenants and agreements required to be performed by it under such agreements, and that all conditions to the consummation of the merger will be satisfied without any material modification or waiver thereof. CSCA also assumed that all governmental, regulatory and other consents and approvals contemplated by the merger would be obtained and that in the course of obtaining any of those consents, no restrictions or conditions (including any divestiture requirements) will be imposed or waivers made that would have an adverse effect on any of MNR, Merger Sub or EQC or the contemplated merger, except as provided in the amended merger agreement or the disclosure schedules thereto.
For purposes of its opinion, CSCA, with the MNR Board’s consent, assumed and relied upon, without independent verification, and was advised by management of MNR as to, the accuracy and completeness of all projections provided by management of MNR and all financial and other information publicly available to, furnished to, or otherwise made available to or discussed with CSCA including, without limitation, the items listed above as reviewed by and /or discussed with CSCA and the financial statements and forecasts as provided by management of MNR. With respect to financial information, at MNR’s direction, CSCA assumed without independent verification that (i) such financial information, projections and other information were reasonably prepared (to the extent prepared by management of MNR) on a basis that reflects the best currently available estimates and good faith judgments of the management of MNR, (ii) such financial information and projections are a reasonable basis to evaluate MNR, and at the direction of MNR, CSCA relied upon such financial information and projections for purposes of its analyses and its opinion and (iii) there has been no material adverse change in the assets, financial condition, business or prospects of MNR. CSCA assumed no responsibility for and expressed no opinion as to the forecasts or the assumptions on which they were made. CSCA also assumed that as to all legal matters pertaining to MNR, MNR has been appropriately advised by MNR’s legal counsel.
CSCA was not engaged to, and therefore did not, independently verify the accuracy or completeness of any of the information provided to CSCA, nor did it express any opinion with respect thereto. CSCA relied upon the assurances of the management of MNR that management is not aware of any information or facts that would make the information provided or otherwise made available to CSCA incomplete, materially inaccurate, or misleading. CSCA did not perform any independent evaluation, valuation, audit or appraisal of assets or liabilities (contingent or otherwise, including contractual rights or obligations), or physical inspection of any assets, of MNR or EQC and CSCA did not attempt to assess or value any of the intangible assets of MNR or EQC; nor did CSCA obtain nor was CSCA furnished with any such valuations, audits or appraisals. In addition, CSCA did not evaluate, or obtain the evaluations of, the solvency or fair value of MNR or EQC under any state or federal laws relating to bankruptcy, insolvency, or similar matters. CSCA expressed no opinion as to the prices at which EQC common shares or MNR common shares would trade following the announcement or consummation of the merger. CSCA’s opinion should not be viewed as providing any assurance that the market value of the EQC common shares to be received by holders of MNR common shares after the announcement or consummation of the merger will be equal to or in excess of the value of MNR common shares owned by such holders at any time prior to the announcement or consummation of the merger.
For the purposes of its analyses and review, CSCA made numerous assumptions based on its judgment and experience and without seeking independent verification with respect to industry performance, general business, economic, market and financial conditions and other matters, any of which are beyond the control of MNR or any other parties to the amended merger agreement. The analyses performed by CSCA are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses.
CSCA did not express any opinion with respect to any alternatives to the merger or other strategic alternatives that may be available to MNR or otherwise. CSCA’s opinion also did not address the merits of the underlying decision by MNR to engage in the merger or the manner in which to effect the merger or the relative merits of its decision not to proceed with any alternative strategies or transactions that may be available to MNR. Further, CSCA was not engaged to, and did not, independently assess or consider, and its opinion does not address, any tax, regulatory, legal, and accounting matters relating to the amended merger agreement and the disclosure schedules thereto, the merger, or the consequences of the merger on MNR, EQC or any shareholder of MNR or shareholder of EQC.
CSCA’s opinion was limited to the fairness, from a financial point of view, to the holders of MNR common shares of the Common Stock Consideration to be received by the holders of MNR common shares in the merger and no opinion or view was expressed by CSCA with respect to any consideration received in connection with the merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed by CSCA with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any officer, director, or employee of any party to the merger, or class of such persons, relative to the Common Stock Consideration.
CSCA’s opinion was necessarily based on CSCA’s assessment of economic, market, financial, regulatory and other conditions and circumstances as they existed as the date of the CSCA opinion, August 15, 2021, and which could be evaluated, and the information made available to CSCA, on and as of the date of the CSCA opinion. CSCA does not have any obligation and accepted no responsibility to update, revise, or reaffirm its opinion for subsequent developments which may affect its opinion and it expressly disclaimed any responsibility to do so. CSCA is not required to update its opinion as a consequence of any changes in projections, financial information, MNR performance, or other circumstances.
In arriving at its opinion, CSCA did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses performed and factors considered by it and in the context of the circumstances of the particular transaction. Accordingly, CSCA believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.
Summary of Material Financial Analyses
The following is a summary of the material financial analyses used by CSCA in preparing its opinion to the MNR Board. The summary of CSCA’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying CSCA’s opinion.
For the purposes of its analyses and review, CSCA made numerous assumptions based on various quantitative and qualitative judgments and determinations, and without seeking independent verification, with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of MNR or any other parties to the merger and the other transactions contemplated by the amended merger agreement and the adaptation and application of these methods to the unique facts and circumstances presented. No company, business, or transaction considered in CSCA’s analyses and review is identical to MNR, EQC, or the merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading, or other values of the companies, businesses, or transactions considered in CSCA’s analyses and reviews. None of MNR, EQC, CSCA, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses, or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, CSCA’s analyses and reviews are inherently subject to substantial uncertainty.
The summary of the financial analyses and reviews summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. In order to fully understand the financial analyses and reviews used by CSCA, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of CSCA’s analyses and reviews. Accordingly, CSCA believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying CSCA’s analyses and opinion.
The following is a summary of the material financial analyses performed by CSCA in connection with the preparation of its opinion and reviewed with the MNR Board on August 15, 2021. The order of the analyses does not represent relative importance or weight given to those analyses by CSCA.
For purposes each of the following analyses, CSCA compared the results of each analysis to (i) the Per Share Cash Election Consideration of $19.00, and (ii) the Common Exchange Ratio of 0.713 EQC common shares to be received by holders of MNR common shares in the merger.
Selected Comparable Companies Analysis
CSCA performed separate selected comparable companies analyses for each of MNR and EQC in which CSCA reviewed and compared financial and operating data relating to each of MNR and EQC and the selected publicly-traded companies listed below.
MNR. In performing the selected comparable companies analysis for MNR, CSCA reviewed financial and operating data for publicly-traded, internally-managed REITs with significant concentrations of single-tenant industrial properties that CSCA, based on its experience in the REIT industry, deemed comparable to MNR (the “Industrial Peer Group”).
The selected comparable companies with respect to MNR were:
•	W.P. Carey Inc.;
•	STAG Industrial, Inc.;
•	Lexington Realty Trust; and
•	Broadstone Net Lease, Inc.
CSCA calculated and compared various financial multiples and ratios for MNR and the Industrial Peer Group. CSCA noted that while the selected comparable companies included in the Industrial Peer Group shared similar attributes, none were directly comparable to MNR, and other companies might be considered as comparable that are not set forth in the discussion that follows.

As part of its selected comparable company analysis for MNR, CSCA calculated and analyzed for each applicable company: (i) the implied cash capitalization rate for the Industrial Peer Group (“Implied Cash Capitalization Rate”) utilizing cash net operating income (“NOI”) as reported by the Industrial Peer Group; (ii) the ratio of its price per share as of August 13, 2021 to its calendar year 2021 estimated FFO per share based on consensus analyst estimates available to CSCA (“Price / CY 2021E FFO”); (iii) the ratio of its price per share as of August 13, 2021 to its calendar year 2021 estimated AFFO per share based on consensus analyst estimates available to CSCA (“Price / CY 2021E AFFO”); and (iv) the implied applicable premium or discount to NAV based on consensus analyst estimates available to CSCA prior to the May 4th merger announcement (“Prem/(Disc.) to NAV”).
Industrial Peer Group	Implied Cash Capitalization Rate	Price / CY 2021E FFO	Price / CY 2021E AFFO	Prem/(Disc.) to NAV
W.P. Carey Inc.	5.6%	17.5 x	15.8 x	18.4%
STAG Industrial	4.9%	20.7 x	23.0 x	9.8%
Lexington Realty Trust	5.2%	17.5 x	19.5 x	16.9%
Broadstone Net Lease, Inc.	5.0%	19.6 x	20.9 x	32.9%
Based on this analysis, CSCA noted the following metrics for the Industrial Peer Group:
Industrial Peer Group	Low	Mean	Median	High
Implied Cash Capitalization Rate	5.6%	5.2%	5.1%	4.9%
Price / CY 2021E FFO	17.5x	18.8x	18.6x	20.7x
Price / CY 2021E AFFO	15.8x	19.8x	20.2x	23.0x
Prem/(Disc.) to NAV	9.8%	19.5%	17.6%	32.9%
CSCA applied the Industrial Peer Group’s metrics to the corresponding metrics of MNR to calculate the implied equity value per share.
	MNR Metrics	Industrial Peer Group Metrics	Implied Equity Value Per Share
Implied Cash Capitalization Rate	$171	4.9% – 5.6%	$14.60 – $18.58
Price / CY 2021E FFO	$0.87	17.5x – 20.7x	$15.28 – $18.07
Price / CY 2021E AFFO	$0.83	15.8x – 23.0x	$13.18 – $19.12
Prem/(Disc.) to NAV	$16.90	9.8% – 32.9%	$18.51 – $22.38
EQC. In performing the selected comparable companies analysis for EQC, CSCA reviewed financial and operating data for publicly-traded office REITs that CSCA, based on its experience in the REIT industry deemed comparable to EQC (the “Office Peer Group”).
The selected comparable companies with respect to EQC were:
•	Cousins Properties Incorporated;
•	Highwoods Properties, Inc.;
•	Corporate Office Properties Trust;
•	Brandywine Realty Trust; and
•	Piedmont Office Realty Trust, Inc.
CSCA calculated and compared various financial multiples and ratios for EQC and the Office Peer Group. CSCA noted that while the selected comparable companies included in the Office Peer Group shared similar attributes, none were directly comparable to EQC, and other companies might be considered as comparable that are not set forth in the discussion that follows.
As part of its selected comparable company analysis for EQC, CSCA calculated and analyzed for each applicable company the implied cash capitalization rate for the Office Peer Group (“Implied Cash Capitalization Rate”) utilizing the cash NOI reported by the Office Peer Group.

Office Peer Group	Implied Cash Capitalization Rate
Cousins Properties Incorporated	5.6%
Highwoods Properties, Inc.	6.9%
Corporate Office Properties Trust	6.5%
Brandywine Realty Trust	5.7%
Piedmont Office Realty Trust, Inc.	7.5%
Based on this analysis, CSCA noted the following metrics for the Office Peer Group:
Office Peer Group	Low	Mean	Median	High
Implied Cash Capitalization Rate	7.5%	6.4%	6.5%	5.6%
CSCA applied the Office Peer Group’s metrics to EQC’s CY 2021E cash NOI, as provided by EQC management, to calculate the range of implied gross real estate values. To determine the implied equity values for EQC, CSCA added certain tangible assets and subtracted certain tangible liabilities, each based on information provided by EQC management.
	EQC Metric	Office Peer Group Metrics	Implied Equity Value Per Share
Implied Cash Capitalization Rate	$30	5.6% – 7.5%	$26.20 – $27.34
CSCA then compared the implied equity values per share for MNR to the Per Share Cash Election Consideration. In addition, CSCA used the range of implied equity values per share for MNR and compared them to EQC’s 5-day volume-weighted average price (“VWAP”) of $26.34 as of August 13, 2021, to calculate the following implied exchange ratios, as compared to the Common Exchange Ratio:
	MNR Implied Equity Value Per Share	Per Share Cash Election Consideration	Implied Exchange Ratio	Common Exchange Ratio
High	$22.38		0.8496 x
Low	$13.18	$19.00	0.5006 x	0.713 x
CSCA noted that on the basis of the selected comparable companies analysis, the Per Share Cash Election Consideration of $19.00 was within the range of the MNR implied equity values per share, and the Common Exchange Ratio of 0.713 EQC common shares per MNR common share was within the range of implied exchange ratios.
Selected Precedent Transactions Analysis
CSCA reviewed and compared the purchase prices and financial multiples paid in selected other transactions that CSCA, based on its experience with merger and acquisition transactions, deemed relevant. CSCA chose such transactions with a focus on U.S. target companies based on, among other things, the similarity of the applicable target companies in the transactions to MNR including, but not limited to, concentrations of single-tenant industrial or other analogous assets. CSCA reviewed the following transactions:
Date Announced	Acquiror	Target	Implied Cash Capitalization Rate
August 2021	Blackstone Real Estate Income Trust	WPT Industrial REIT	4.2%
May 2018	The Blackstone Group LP	Gramercy Property Trust	6.1%
July 2015	Global Logistic Properties Limited	Industrial Income Trust Inc.	5.1%
The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of each of MNR and the companies included in the selected precedent transaction analysis. CSCA noted that based on certain attributes, including the ownership of single-tenant assets and certain similar operating markets, Industrial Income Trust Inc. (“IIT”) and WPT Industrial REIT (“WPT”) may be deemed comparable to MNR, whereas based on certain other attributes including, but not limited to, the ownership of multi-tenant assets and in-house development functions, IIT and WPT may not be deemed to be comparable to MNR. Although none of the selected transactions is directly comparable to the merger and while there may be other precedent transactions that may be considered comparable, the target companies in the selected transactions were companies that, for purposes of analysis, may be considered similar to MNR.
Accordingly, for the above selected transactions, based on information from public filings and FactSet, CSCA calculated and reviewed the implied cash capitalization rates paid in such transactions. The following table sets forth the results of such analysis:
Precedent Transactions	Mean	High	Low
Implied Cash Capitalization Rate	5.2%	4.2%	6.1%
CSCA applied the range of implied cash capitalization rates from the selected precedent transactions to MNR’s pro forma cash NOI to calculate the range of implied gross real estate values. To determine the implied equity values for MNR, CSCA added certain tangible assets and subtracted certain tangible liabilities, each based on information provided by MNR management. The following table sets forth the results of such analyses.
	MNR Metric	Implied Cash Capitalization Rates	Implied Equity Value Per Share
Implied Cash Capitalization Rate	$171	4.2% – 6.1%	$11.91 – $24.41
CSCA then compared the implied equity values per share for MNR to the Per Share Cash Election Consideration. In addition, CSCA used the range of implied equity values per share for MNR and compared them to EQC’s 5-day VWAP of $26.34 as of August 13, 2021, to calculate the following implied exchange ratios, as compared to the Common Exchange Ratio:
	MNR Implied Equity Value Per Share	Per Share Cash Election Consideration	Implied Exchange Ratio	Common Exchange Ratio
High	$24.41		0.9267 x
Low	$11.91	$19.00	0.4521 x	0.713 x
CSCA noted that on the basis of the selected precedent transactions analysis, the Per Share Cash Election Consideration of $19.00 was within the range of the MNR implied equity values per share and the Common Exchange Ratio of 0.713 EQC common shares per MNR common share was within the range of the implied exchange ratios.
Capitalization Rate Valuation Analysis
CSCA performed separate capitalization rate valuation analyses for each of MNR and EQC as described below.
MNR. In performing the capitalization rate valuation analysis for MNR, CSCA utilized a range of property-level cash capitalization rates selected by CSCA and informed from a variety of sources including, but not limited to, the Industrial Peer Group, precedent transactions, industry research, among other sources. An estimated range of real estate values was calculated by applying a range of cash capitalization rates from 4.50% to 5.25% to MNR’s pro forma cash NOI, as provided by MNR management. To determine the implied equity values for MNR, CSCA added certain tangible assets and subtracted certain tangible liabilities, each based on information provided by MNR management. The following table sets forth the results of such analyses.
	MNR Metric	Implied Cash Capitalization Rates	Implied Equity Value Per Share
Capitalization Rate Valuation Analysis - MNR	$171	4.50% – 5.25%	$16.59 – $22.05
EQC. In performing the capitalization rate valuation analysis for EQC, CSCA utilized a range of property-level cash capitalization rates selected by CSCA and informed from a variety of sources including, but not limited to, the Office Peer Group, industry research, among other sources. An estimated range of real estate values was calculated by applying a range of cash capitalization rates from 4.50% to 6.00% to EQC’s CY 2021E cash NOI, as provided by EQC management. To determine the implied equity values for EQC, CSCA added certain tangible assets and subtracted certain tangible liabilities, each based on information provided by EQC management. The following table sets forth the results of such analyses.
	EQC Metric	Implied Cash Capitalization Rates	Implied Equity Value Per Share
Capitalization Rate Valuation Analysis - EQC	$30	4.50% – 6.00%	$27.02 – $28.37
CSCA then compared the implied equity values per share for MNR to the Per Share Cash Election Consideration. In addition, CSCA used the range of implied equity values per share for MNR and EQC to calculate the following implied exchange ratios, as compared to the Common Exchange Ratio:
	MNR Implied Equity Value Per Share	Per Share Cash Election Consideration	EQC Implied Equity Value Per Share	Implied Exchange Ratio	Common Exchange Ratio
High	$22.05		$28.37	0.8161 x
Low	$16.59	$19.00	$27.02	0.5848 x	0.713 x
CSCA noted that on the basis of the capitalization rate valuation analysis, the Per Share Cash Election Consideration of $19.00 for each MNR common share was within the range of the MNR implied equity values per share and the Common Exchange Ratio of 0.713 EQC common shares for each MNR common share was within the range of the implied exchange ratios.

Premiums Paid Analysis
CSCA analyzed publicly available financial data for the selected transactions set forth in the table below involving selected publicly-traded companies in the REIT industry.
Transaction Announcement Date	Acquiror	Target
August 2021	Blackstone Real Estate Income Trust	WPT Industrial REIT
July 2021	Kite Realty Group Trust	Retail Properties of America, Inc.
June 2021	Ventas	New Senior Investment Group
April 2021	Realty Income Corporation	Vereit, Inc.
April 2021	Kimco Realty Corp	Weingarten Realty Investors
October 2019	Prologis, Inc.	Liberty Property Trust
July 2019	AXA Investment Managers-Real Assets	NorthStar Realty Europe
May 2019	Park Hotels & Resorts	Chesapeake Lodging Trust
March 2019	Cousins Properties	Tier REIT, Inc.
January 2019	Omega Healthcare Investors	MedEquities Realty Trust
September 2018	Pebblebrook Hotel Trust	LaSalle Hotel Properties
July 2018	Brookfield Asset Management	Forest City Realty Trust
June 2018	Greystar Investment Group	Education Realty Trust
May 2018	Blackstone Group LP	Gramercy Property Trust
April 2018	Prologis, Inc.	DCT Industrial Trust
March 2018	Brookfield Property Partners	GGP
July 2017	Greystar Growth and Income Fund LP	Monogram Residential Trust
June 2017	Canada Pension Plan Investment Board	Parkway
June 2017	Government Properties Income Trust	First Potomac Realty Trust
June 2017	Digital Realty Trust	Dupont Fabros Technology
May 2017	Sabra Health Care REIT	Care Capital Properties
April 2017	RLJ Lodging Trust	FelCor Lodging Trust
February 2017	Tricon Capital Group	Silver Bay Realty Trust
January 2017	Starwood Capital Group	Milestone Apartments REIT
November 2016	Regency Centers Corp.	Equity One
August 2016	Mid-America Apartment Communities	Post Properties
April 2016	Cousins Properties	Parkway Properties
January 2016	Brookfield Asset Management	Rouse Properties
December 2015	DRA Advisors	Inland Real Estate Corporation
December 2015	American Homes 4 Rent	American Residential Properties
October 2015	Harrison Street Real Estate Capital	Campus Crest Communities
October 2015	Blackstone Group LP	Biomed Realty Trust
September 2015	Blackstone Group LP	Strategic Hotels & Resorts
June 2015	Lone Star Investment Advisors	Home Properties
April 2015	Brookfield Asset Management	Associated Estates Realty
April 2015	Blackstone Group LP	Excel Trust
October 2014	Omega Healthcare Investors	Aviv REIT
September 2014	Washington Prime Group	Glimcher Realty Trust
August 2014	Health Care REIT	HealthLease Properties REIT
June 2014	Ventas	American Realty Capital Healthcare
December 2013	Essex Property Trust	BRE Properties
October 2013	American Realty Capital Properties	Cole Real Estate Investments
June 2013	Mid-America Apartment Communities, Inc.	Colonial Properties Trust
May 2013	American Realty Capital	CapLease

For each of the transactions, CSCA reviewed, among other things, the ratio of the target company’s share premium or discount to the closing stock price as of (i) 1 day, (ii) 5 days, (iii) 2 weeks, and (iv) 30 days prior to the date each transaction was announced or a news report, management commentary, public filing, or other public disclosure regarding such transaction occurred.
CSCA then calculated the 25th percentile, median, mean, and 75th percentile of the premiums paid for each respective time period.
CSCA then applied the range of premiums/discounts of the comparable transactions to the closing stock price of MNR common shares through the last unaffected date of December 18, 2020, representing the final trading day before the public disclosure of an unsolicited proposal to acquire MNR and the subsequent announcement regarding MNR’s exploration of strategic alternatives (the “Unaffected Date”). The following table sets forth the results of such analyses.
	MNR Metrics	Premium Range (25th to 75th Percentile)	Implied Equity Value Per Share
1-Day	$16.99	12.6% – 20.1%	$19.13 – $20.41
5-Day	$16.16	12.1% – 21.3%	$18.11 – $19.60
2-Week	$15.22	12.3% – 23.7%	$17.09 – $18.82
30-Day	$14.16	15.5% – 26.7%	$16.36 – $17.94
CSCA then compared the implied equity values per share for MNR to the Per Share Cash Election Consideration. In addition, CSCA used the range of implied equity values per share for MNR and compared them to EQC’s 5-day VWAP of $26.34 as of August 13, 2021, to calculate the following implied exchange ratios, as compared to the Common Exchange Ratio:
	MNR Implied Equity Value Per Share	Per Share Cash Election Consideration	Implied Exchange Ratio	Common Exchange Ratio
High	$20.41		0.7748 x
Low	$16.36	$19.00	0.6212 x	0.713 x
CSCA noted that on the basis of the premiums paid analysis, the Per Share Cash Election Consideration of $19.00 was within the range of the MNR implied equity values per share and the Common Exchange Ratio of 0.713 EQC common shares per MNR common share was within the range of the implied exchange ratios.
Discounted Cash Flow Analysis
CSCA performed separate discounted cash flow analyses for each of MNR and EQC on a stand-alone basis.
MNR. CSCA performed a discounted cash flow analysis by calculating the estimated present value as of June 30, 2021 of (i) estimates of unlevered free cash flow for MNR from July 1, 2021 through December 31, 2025, as reflected in MNR management forecasts described in the section entitled “—Certain MNR Unaudited Prospective Financial Information—MNR and EQC Multi-Year Projected Cash Flows” beginning on page 45 of this Amendment and (ii) a range of terminal values of MNR based on annualized EBITDA excluding dividend and interest income and straight-line rent as of December 2025, all of which were discussed with, and approved by, MNR for use by CSCA in its analysis. For purposes of its analysis, CSCA utilized a range of discount rates from 6.00% to 6.50%, which CSCA derived utilizing the capital asset pricing model which requires certain company-specific inputs, including MNR’s capital structure weightings, the cost of long-term debt, and a beta for MNR, as well as certain financial metrics for the United States financial markets generally. The estimated terminal value of MNR was calculated by applying a selected range of EBITDA multiples of 20.0x to 23.0x, selected by CSCA based in part on the historical EBITDA trading multiples of the Industrial Peer Group and in part on CSCA’s professional judgment.

CSCA derived ranges of illustrative enterprise values for MNR by adding the ranges of present values it derived as described above. The range of resulting enterprise values CSCA derived for MNR were then adjusted for balance sheet items, including subtracting net debt (defined as debt less cash), adding securities holdings and subtracting preferred equity, to calculate implied equity values per share. The following table sets forth the results of such analyses.
Terminal Value Range	Discount Rate	Implied Equity Value Per Share
20.0 x – 23.0 x	6.00% – 6.50%	$16.37 – $21.96
EQC. CSCA performed a discounted cash flow analysis by calculating the estimated present value as of June 30, 2021 of (i) estimates of unlevered free cash flow for EQC from July 1, 2021 through December 31, 2025, as reflected in EQC management property forecasts described in the section entitled “—Certain MNR Unaudited Prospective Financial Information—MNR and EQC Multi-Year Projected Cash Flows” beginning on page 45 of this Amendment and (ii) a range of terminal values of EQC based on CY 2026E EBITDA, all of which were discussed with, and approved by, MNR for use by CSCA in its analyses. CSCA noted that the forecast provided by EQC management assumed a static business model reflecting the ownership of its four office properties and related assumptions, and no further assumptions were made regarding any investment of excess cash. For purposes of its analysis, CSCA utilized discount rates ranging from 6.75% to 7.25%, which CSCA derived utilizing the capital asset pricing model which requires certain EQC-specific inputs, including EQC’s target capital structure weightings, the cost of long-term debt, and a beta for EQC, as well as certain financial metrics for the United States financial markets generally. The estimated terminal value of EQC was calculated by applying a selected range of EBITDA multiples of 14.0x to 16.0x, selected by CSCA based in part on the historical EBITDA trading multiples of the Office Peer Group and in part on CSCA’s professional judgment.
CSCA derived ranges of illustrative enterprise values for EQC by adding the ranges of present values it derived above. The range of resulting enterprise values CSCA derived for EQC were then adjusted for balance sheet items, including adding cash and cash equivalents and subtracting preferred equity, to calculate implied equity values per share. The following table sets forth the results of such analyses.
Terminal Value Range	Discount Rate	Implied Equity Value Per Share
14.0 x – 16.0 x	6.75% – 7.25%	$26.96 – $27.57
CSCA then compared the implied equity values per share for MNR to the Per Share Cash Election Consideration. In addition, CSCA used the range of implied equity values per share for MNR and EQC to calculate the following implied exchange ratios, as compared to the Common Exchange Ratio:
	MNR Implied Equity Value Per Share	Per Share Cash Election Consideration	EQC Implied Equity Value Per Share	Implied Exchange Ratio	Common Exchange Ratio
High	$21.96		$27.57	0.8147 x
Low	$16.37	$19.00	$26.96	0.5937 x	0.713 x
CSCA noted that on the basis of the discounted cash flow analysis, the Per Share Cash Election Consideration of $19.00 was within the range of the MNR implied equity values per share and the Common Exchange Ratio of 0.713 EQC common shares per MNR common share was within the range of the implied exchange ratios.
Other Factors
CSCA also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were referenced for informational purposes, including, among other things, the Historical Trading Analysis described below.
Historical Trading Analysis
CSCA reviewed historical trading prices of MNR common shares for the 52-week period ended December 18, 2020, the Unaffected Date, noting the range of low to high closing prices of $8.97 to $17.10. CSCA also noted that over the 12-month and 6-month periods up to December 18, 2020, MNR common shares traded at VWAPs of $13.81 and $14.59, respectively. CSCA further noted that following December 18, 2020, through August 13, 2021, MNR common shares traded within a range of low to high closing prices of $16.23 to $19.65.
CSCA reviewed historical trading prices of EQC common shares during the 52-week period ended August 13, 2021, noting the range of low to high closing prices of $25.75 to $29.75, with historical prices having been adjusted for the $3.50 special dividend paid in October 2020. CSCA also noted that over the 12-month and 6-month periods ended August 13, 2021, EQC common shares traded at VWAPs of $27.29 and $27.48, respectively, as adjusted for the special dividend paid in October 2020.
CSCA also reviewed the relative exchange ratio of MNR and EQC based on historical trading prices since December 2019, as adjusted for special dividends in the case of EQC. CSCA noted that through December 18, 2020, the average exchange ratio was 0.548, 0.533, and 0.498 for the prior 3-months, 6-months, and 12-months. CSCA also noted that following December 18, 2020, through August 13, 2021, the average exchange ratio was 0.663.
General
The Per Share Cash Election Consideration and Common Exchange Ratio were determined through arm’s-length negotiations between the MNR Board and EQC and were approved by the MNR Board. CSCA provided advice to MNR during these negotiations. CSCA did not, however, recommend any specific cash consideration or exchange ratio to MNR or the MNR Board or that any specific cash consideration or exchange ratio constituted the only appropriate cash consideration or exchange ratio for the merger.
As described above, CSCA’s opinion to the MNR Board was one of many factors taken into consideration by the MNR Board in making its determination to approve the amended merger agreement.
CSCA is a recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes from which conflicting interest or duties, or a perception thereof, may arise.
CSCA is acting as non-exclusive financial advisor to MNR in connection with the merger and will receive a non-contingent fee from MNR for its services of $1.0 million which became payable upon the delivery of CSCA’s opinion (in addition to the $1.0 million fee paid to CSCA in May 2021 in connection with the delivery of CSCA’s original opinion). In addition, MNR has agreed to reimburse CSCA for certain reasonable out-of-pocket expenses and indemnify CSCA for certain liabilities arising out of its engagement by MNR and the rendering of CSCA’s opinion. Pursuant to the terms of the engagement, CSCA may be paid additional fees at CSCA’s standard hourly rates for any time incurred should CSCA be called upon to support its findings or provide further services related to its opinion subsequent to the delivery of its opinion. CSCA will also receive a success fee, which is contingent upon the consummation of the merger, equal to 0.70% of the transaction value, which is estimated to be approximately $13 million. The opinion fees paid to CSCA will be fully credited against the success fee. Pursuant to a separate advisory agreement with MNR dated December 8, 2020, CSCA has and will receive quarterly retainers from MNR until such agreement is terminated. In addition, CSCA will be reimbursed for certain reasonable out-of-pocket expenses and CSCA will be indemnified for certain liabilities arising out of its engagement. In the two years preceding the date of its August 15, 2021 opinion, CSCA has provided certain financial advisory services for MNR, having received $1,175,000 (including the $1.0 million fee paid to CSCA in May 2021 in connection with the delivery of CSCA’s original opinion) for such services. In the two years preceding the date of its opinion, CSCA has not provided any investment banking or advisory services to EQC. CSCA may in the future provide investment banking and advisory services to EQC for which it may receive customary fees and reimbursement of expenses in the future.
Certain EQC Unaudited Prospective Financial Information
The joint proxy statement/prospectus describes certain nonpublic, internal financial projections regarding EQC’s future operations that EQC management prepared and provided to the EQC Board, and to EQC’s financial advisor, Goldman Sachs, for their use and reliance in connection with their respective financial analyses and opinions. The description in the joint proxy statement/prospectus, including the disclosure beginning on page 94 of the joint proxy statement/prospectus, is hereby amended to supplement that description as follows.

The portion of the EQC management forecasts related to the Combined Company (on a pro forma basis giving effect to the merger) reflect EQC’s pro rata interest in the properties and were, for the period from July 1, 2021 through December 31, 2024, based on numerous variables and assumptions made by EQC management, including, but not limited to, the following:
•	an assumed closing date for the merger of June 30, 2021;
•	the issuance of approximately 46.2 million EQC common shares as common merger consideration;
•
the assumption by EQC of MNR's existing mortgages, and a new $300mm facility to replace MNR's existing term loan and revolving credit facility which are assumed to be repaid with balance sheet cash at closing;

•	the cash out of MNR’s 6.125% Series C Preferred Stock using EQC’s cash on balance sheet at closing, resulting in an interest savings of $34 million per year;
•	$83 million of transaction costs funded with cash on balance sheet at closing;
•	the sale of EQC’s office properties in 2022 for gross proceeds of $750 million and MNR’s securities portfolio post completion of the merger;
•	general and administrative expense of approximately $41 million in 2021, $39 million in 2022, $32 million in 2023 and annual growth of 2.5% thereafter for the projected period;
•
contracted acquisitions of $119 million in 2021 and $79 million in 2022, at an average capitalization rate of 5.8%, and new acquisitions of industrial properties of $1.6 billion in 2022 and $1.4 billion in 2023, all at a capitalization rate of 4.5% with same-store net operating income growth of 3.5% per year; and

•	no issuance of new common equity or preferred equity.
Combined Company on a Pro Forma Basis Giving Effect to the Merger
The following table presents a summary of the EQC management forecasts relating to the Combined Company (on a pro forma basis giving effect to the merger and the sale of a specified asset, using EQC management’s valuation for the specified asset) for the calendar years 2021 through 2024.
($ thousands)	2021	2022	2023	2024
Net Operating Income(1)	$190,728	$247,042	$285,905	$315,409
EBITDA(2)	150,041	208,191	253,584	282,281
Adjusted EBITDA(3)	155,470	210,903	254,441	282,351
FFO(4)	111,237	168,350	206,223	224,229
Unlevered Free Cash Flow(5)	(9,852)	(824,252)	(1,200,559)	256,067
(1)
Net operating income as used by EQC is a non-GAAP measure and is defined as recurring rental and tenant reimbursement revenue and other income including lease termination fees received from tenants and the impact of GAAP adjustments such as straight-line rent adjustments and amortization of above-market intangible lease assets and below-market lease intangible liabilities, less real estate taxes and property operating expenses, such as insurance, utilities and repairs and maintenance.

(2)
EBITDA represents earnings before interest income (including any dividend income from securities) and expense, taxes, depreciation and amortization, and is calculated beginning with net operating income and deducting general and administrative expenses.

(3)	Adjusted EBITDA defined as EBITDA plus interest income and dividend income from securities.
(4)
FFO, or Funds from Operations, is calculated in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit. Nareit defines FFO as net income (loss), calculated in accordance with GAAP, excluding real estate depreciation and amortization, gains (or losses) from sales of depreciable property, impairment of depreciable real estate, and the portion of these items related to equity investees and non-controlling interests.

(5)
Unlevered Free Cash Flow was arithmetically derived from the EQC management forecasts by removing the effects of straight-line rents from EBITDA and deducting income tax expense, capital expenditure, acquisitions and dispositions. Unlevered Free Cash Flow was provided by EQC management to Goldman Sachs and approved for Goldman Sachs’ use by the EQC Board.

Certain MNR Unaudited Prospective Financial Information
The joint proxy statement/prospectus describes certain nonpublic, internal financial projections regarding MNR’s future operations that MNR management prepared and provided to the MNR Board, and to MNR’s financial advisors, J.P. Morgan and CSCA, for their use and reliance in connection with their respective financial analyses and opinions. The description in the joint proxy statement/prospectus, including the disclosure beginning on page 97 of the joint proxy statement/prospectus, is hereby amended to supplement that description as follows.
MNR and EQC Multi-Year Projected Cash Flows
In addition to the MNR multi-year projected financial information described in the joint proxy statement/prospectus, MNR management provided to J.P. Morgan and CSCA, for their use and reliance in connection with their respective financial analyses and opinions, unaudited unlevered free cash flow projections for each of MNR and EQC on a standalone basis for the six-months ending December 31, 2021, and for the calendar years ending December 31, 2022, December 31, 2023, December 31, 2024 and December 31, 2025 (referred to as the “multi-year projected cash flows”). The multi-year projected cash flows for each of MNR and EQC were arithmetically derived from the MNR multi-year projected financial information and the EQC management forecasts, respectively, and approved by MNR for use by J.P. Morgan and CSCA.
The following table presents a summary of projected unlevered free cash flow for MNR (on a standalone basis) for the six months ending December 31, 2021 and the calendar years 2022 through 2025.
The projected Unlevered Free Cash Flow – MNR was arithmetically derived from the MNR management forecasts and provided by MNR management to J.P. Morgan and CSCA and approved by MNR for use by J.P. Morgan and CSCA.
	6 Months Ending December 31, 2021E	Calendar Year Ending December 31,
		2022E	2023E	2024E	2025E
	($ in millions)
Unlevered Free Cash Flow – MNR(1)	$(121)	$(74)	($47)	$(33)	$36
(1)
Unlevered Free Cash Flow – MNR was determined by making adjustments (including straight-line rent adjustment, capital expenditures and acquisitions) to projected Adjusted EBITDA (excluding Interest/Dividend Income).

The following table presents a summary of projected unlevered free cash flow for EQC (on a standalone basis) for the six months ending December 31, 2021 and the calendar years 2022 through 2025.
The projected Unlevered Free Cash Flow – EQC was arithmetically derived by MNR management from the EQC management property forecasts and was provided by MNR management to J.P. Morgan and CSCA and approved by MNR for use by J.P. Morgan and CSCA.
	6 Months Ending December 31, 2021E	Calendar Year Ending December 31,
		2022E	2023E	2024E	2025E
	($ in millions)
Unlevered Free Cash Flow – EQC(2)	$(7)	$(9)	$11	$19	$31
(2)	Unlevered Free Cash Flow – EQC was determined by making adjustments (including straight-line rent adjustment, G&A and capital expenditures) to projected property-level NOI.
Exchange of Shares in the Merger
The joint proxy statement/prospectus describes the process for the exchange of MNR common shares pursuant to the terms of the original merger agreement. The description in the joint proxy statement/prospectus, including the disclosure beginning on page 114 of the joint proxy statement/prospectus, is hereby amended to supplement that disclosure to reflect the cash/stock election in the amended merger agreement.
EQC has appointed Equiniti Trust Company as the exchange agent to handle the payment and delivery of the cash consideration, the stock consideration, the preferred stock consideration, and any cash payments to be delivered in lieu of fractional shares. Promptly following the date of this Amendment, EQC will cause the exchange agent to provide to each record holder of MNR common shares as of August 2, 2021, an election form for the purpose of electing the cash consideration, the stock consideration or a combination of the cash consideration and the stock consideration for the MNR common shares held by such holder in the merger with EQC. The election form will include instructions explaining how to surrender stock certificates or book-entry shares, as applicable, to the exchange agent in exchange for the common merger consideration that such holder is entitled to receive as a result of the merger.

Not later than three business days after the effective time of the merger, EQC will cause the exchange agent to provide each record holder of MNR common shares who did not submit an election form by the election deadline and each holder of MNR Series C preferred stock, a letter of transmittal and instructions explaining how to surrender stock certificates or book-entry shares, as applicable, to the exchange agent in exchange for the common merger consideration or preferred stock consideration, as applicable, that such holder is entitled to receive as a result of the merger.
Upon surrender to the exchange agent of MNR common shares or MNR Series C preferred stock, as the case may be, in accordance with the terms of the materials and instructions to be provided by the exchange agent, the holder of such shares will be entitled to receive the common merger consideration or preferred stock consideration, as applicable. No fraction of an EQC common share will be issued in connection with the merger, and in lieu thereof any holder of MNR common shares that would otherwise have been entitled to receive a fraction of EQC common shares will be paid cash (without interest) in an amount specified in the amended merger agreement.
Update to Litigation Relating to the Merger
The description of litigation on page 115 of the joint proxy statement/prospectus is hereby amended to include the following information:
Recently Filed Lawsuits
Subsequent to the filing of the joint proxy statement/prospectus with the SEC by EQC and MNR on July 23, 2021, two additional lawsuits relating to the merger were filed by purported shareholders of MNR. The first (Farley v. Monmouth Real Estate Investment Corporation, et al., No. 1:21-cv-06334 (S.D.N.Y.) (filed July 26, 2021)) names MNR and its directors as defendants. It alleges, among other things, that MNR and the individual defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder and that the individual defendants violated Section 20(a) of the Exchange Act by preparing and disseminating a registration statement relating to the merger that misstates or omits certain allegedly material information. The second (Ross v. Conway, et al., No. 24C21003425, filed August 4, 2021) was filed as a putative class action in the Circuit Court for Baltimore City against MNR and its directors and alleges claims under Maryland state law for alleged violation of fiduciary duties and alleged breach of a duty of disclosure. Each of these lawsuits seeks, among other things, injunctive relief enjoining the consummation of the merger, or, if the merger is consummated, rescission or rescissory damages, and an award of the plaintiff’s costs, including attorneys’ and experts’ fees. MNR believes that, as with the claims asserted in the other lawsuits described in the joint proxy statement/prospectus, all of the claims asserted in the Farley and Ross complaints are without merit and intends to defend against them vigorously. However, in view of the inherent uncertainty of litigation, there can be no assurance regarding the likelihood that the defense of the actions will be successful. If any of these lawsuits is successful, the lawsuit(s) could prevent or delay completion of the merger and result in costs to MNR and EQC. It remains possible that additional lawsuits arising out of the merger may be filed in the future.
Update to Material U.S. Federal Income Tax Considerations
The joint proxy statement/prospectus describes the material U.S. federal income tax consequences of the merger to U.S. holders (as defined in the joint proxy statement/prospectus) of MNR common shares and of the ownership and disposition of the Combined Company common shares received in the merger under the heading “The Merger— Material U.S. Federal Income Tax Considerations.” The second paragraph under the heading “The Merger—Material U.S. Federal Income Tax Considerations–Material U.S. Federal Income Tax Consequences of the Merger” is replaced with the following. The remainder of the discussion under the heading “The Merger—Material U.S. Federal Income Tax Considerations” remains unchanged.
Provided the merger is treated as a “reorganization” within the meaning of Section 368(a) of the Code, MNR will not recognize any gain or loss as a result of the merger, and the U.S. federal income tax consequences to U.S. holders who receive Combined Company common shares and/or cash in exchange for MNR common shares in the merger generally will be as follows:
U.S. Holders Who Receive Solely Combined Company Common Shares
A U.S. holder of MNR common shares who receives solely Combined Company common shares in exchange for its MNR common shares in connection with the merger will not recognize any gain or loss upon receipt of the

Combined Company common shares, except with respect to cash received in lieu of any fractional Combined Company common share, as discussed below under “—Cash in Lieu of a Fractional Share.”
A U.S. holder will have an aggregate tax basis in the Combined Company common shares it receives in the merger equal to the U.S. holder’s aggregate tax basis in its MNR common shares surrendered pursuant to the merger, reduced by the portion of the U.S. holder’s tax basis in its MNR common shares surrendered in the merger that is allocable to any fractional Combined Company common share. The holding period of the Combined Company common shares received by a U.S. holder in connection with the merger will include the holding period of the MNR common shares surrendered in connection with the merger.
If a U.S. holder acquired any of its MNR common shares at different prices and/or at different times, Treasury Regulations provide that the tax basis and holding period of each block of Combined Company common shares received by such U.S. holder in the merger will be determined on a block-for-block basis depending on the basis and holding period of the blocks of MNR common shares exchanged for Combined Company common shares. U.S. holders that acquired different blocks of MNR common shares at different times or at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period among the Combined Company common shares received in the merger.
U.S. holders electing to receive the stock consideration in the merger may be subject to proration (see the discussion under “Updates to the Merger Agreement—Common Merger Consideration; Effects of the Merger”), which may result in the receipt of a portion of the common merger consideration in cash, in addition to Combined Company common shares. See the discussion under “— U.S. Holders Who Receive a Combination of Combined Company Common Shares and Cash” for a general description of the material U.S. federal income tax consequences to U.S. holders of the receipt of Combined Company common shares and cash.
U.S. Holders Who Receive Solely Cash
A U.S. holder who receives solely cash in exchange for MNR common shares pursuant to the merger will recognize gain or loss in an amount equal to the difference, if any, between (1) the amount of cash received and (2) such U.S. holder’s tax basis in the MNR common shares surrendered. Any such gain or loss will be long-term capital gain or loss if, as of the date of the merger, the U.S. holder’s holding period in the MNR common shares surrendered exceeds one year. Non-corporate U.S. shareholders are generally subject to tax on long-term capital gains at reduced rates under current law. The deductibility of capital losses is subject to limitations.
U.S. holders electing to receive the cash consideration in the merger may be subject to proration (see the discussion under “Updates to the Merger Agreement—Common Merger Consideration; Effects of the Merger”), which may result in the receipt of a portion of the common merger consideration in Combined Company common shares, in addition to cash. See the discussion under “—U.S. Holders Who Receive a Combination of Combined Company Common Shares and Cash” for a general description of the material U.S. federal income tax consequences to U.S. holders of the receipt of Combined Company common shares and cash.
U.S. Holders Who Receive a Combination of Combined Company Common Shares and Cash
A U.S. holder who receives a combination of Combined Company common shares and cash (other than cash in lieu of a fractional Combined Company common share) pursuant to the merger generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the sum of the amount of cash (other than cash received in lieu of a fractional Combined Company common share) and the fair market value of the Combined Company common shares received, less the adjusted tax basis of the MNR common shares surrendered in exchange therefor, and (2) the amount of cash received by the U.S. holder (other than cash received in lieu of a fractional Combined Company common share). Any gain that the U.S. holder recognizes generally will be long-term capital gain if, as of the date of the merger, the U.S. holder’s holding period in its MNR common shares surrendered exceeds one year.
Non-corporate U.S. shareholders are generally subject to tax on long-term capital gains at reduced rates under current law. If a U.S. holder acquired any of its MNR common shares at different prices and/or at different times, any gain or loss will be determined separately with respect to each block of MNR common shares, and Treasury Regulations provide that the tax basis and holding period of each block of Combined Company common shares received by such U.S. holder in the merger will be determined on a block-for-block basis depending on the basis and holding period of the blocks of MNR common shares exchanged for Combined Company common shares. U.S. holders that acquired different blocks of MNR common shares at different times or at different prices should consult their tax advisors regarding the manner in which Combined Company common shares and cash received in the merger are allocated among different blocks of MNR common shares and with respect to the allocation of the tax basis and holding period among the Combined Company common shares received in the merger.
The aggregate tax basis of the Combined Company common shares received (including any fractional shares deemed received and exchanged for cash) by a U.S. holder that exchanges its MNR common shares for a combination of Combined Company common shares and cash will be equal to the U.S. holder’s aggregate adjusted tax basis of the MNR common shares surrendered, reduced by the amount of cash received by the U.S. holder (excluding any cash received instead of fractional Combined Company common shares) and increased by the amount of gain, if any, recognized by the U.S. holder (excluding any gain recognized with respect to cash received in lieu of fractional Combined Company common shares) in the merger.
Potential Dividend Treatment
In certain cases, if a U.S. holder who receives cash pursuant to the merger actually or constructively owns Combined Company common shares other than Combined Company common shares received in the merger, the gain that is recognized by the U.S. holder could be treated as having the effect of the distribution of a dividend under the tests described in Section 302 of the Code, in which case such gain would be treated as a distribution under Section 301 of the Code. Such a distribution would be treated as dividend income for U.S. federal income tax purposes to the extent of earnings and profits, then as a nontaxable return of capital to the extent of the U.S. holder’s adjusted tax basis in its shares, and thereafter as taxable gain from a sale or exchange. In such cases, corporate U.S. holders should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code. A U.S. holder with a relatively minimal stock interest in EQC and MNR that experiences a reduction in its proportionate interest in the Combined Company as a result of the merger generally should not be treated as receiving a distribution under Section 301 of the Code as a result of the merger.
Cash in Lieu of a Fractional Share
Cash received by a U.S. holder in lieu of a fractional Combined Company common share in the merger will be treated as if such fractional share had been issued in connection with the merger and then redeemed by the Combined Company for cash, and such U.S. holder generally will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the U.S. holder’s tax basis in such fractional share. Such capital gain or loss will be long-term capital gain or loss if, at the effective time of the merger, the U.S. holder’s holding period in respect of such fractional share is greater than one year. Non-corporate U.S. shareholders are generally subject to tax on long-term capital gains at reduced rates under current law. The deductibility of capital losses is subject to limitations.

CERTAIN SUPPLEMENTAL DISCLOSURES
Certain Supplemental Disclosures
EQC and MNR believe that the joint proxy statement/prospectus, as amended and supplemented by this Amendment, discloses all material information required to be disclosed therein and that the following supplemental disclosure is not required under applicable laws. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the merger or the other transactions contemplated by the amended merger agreement and to minimize the expense of defending such actions, EQC and MNR have voluntarily made certain supplemental disclosures relating to the merger and the other transactions contemplated by the amended merger agreement, which are set forth below and within the “Opinions of MNR’s Financial Advisors” and “Certain MNR Unaudited Prospective Financial Information” sections of this Amendment. These disclosures should be read in conjunction with the other information in the joint proxy statement/prospectus and this Amendment. Nothing in the supplemental disclosures made in response to the aforementioned lawsuits shall be deemed an admission of the legal necessity or materiality under applicable laws of any of such supplemental disclosures.
The disclosure under the heading “The Merger—Background of the Merger” in the joint proxy statement/prospectus is hereby amended and supplemented by adding the following as a new third sentence to the third full paragraph on page 55 of the joint proxy statement/prospectus:
The MNR Board delegated to the Strategic Alternatives Committee the power and authority to, among other things, (i) consider potential strategic alternatives available to MNR to maximize shareholder value, (ii) retain and obtain advice from experts and advisors with respect to strategic alternatives, (iii) review, evaluate and negotiate the terms and conditions of any proposed transaction, (iv) determine, with assistance from its advisors, whether any such proposed transaction is fair to, advisable and in the best interests of MNR and the MNR shareholders, and (v) recommend that the MNR Board approve any proposed transaction and, if necessary, submit such proposed transaction to the MNR shareholders for their approval.
The disclosure under the heading “The Merger—Background of the Merger” in the joint proxy statement/prospectus is hereby amended and supplemented by adding the following as a new penultimate sentence to the ninth full paragraph on page 58 of the joint proxy statement/prospectus:
None of the four preliminary proposals received by MNR included any terms regarding post-closing governance or management of the post-closing company; however, Bidder A’s proposal indicated an interest in retaining certain members of the MNR team to provide asset management services and to evaluate future investments.
The disclosure under the heading “Certain EQC Unaudited Prospective Financial Information” in the joint proxy statement/prospectus is hereby amended and supplemented by adding the following at the end of the fourth full paragraph on page 94 of the joint proxy statement/prospectus:
The EQC management forecasts do not include any reconciliation of non-GAAP financial metrics to comparable GAAP measures, nor did the EQC Board or Goldman Sachs consider any such reconciliation as part of their evaluation of the merger and the other transactions contemplated by the merger agreement or the amended merger agreement. In addition, such reconciliation is not required by Regulation S-K or Regulation G promulgated by the SEC, as any non-GAAP financial metrics included in the EQC management forecasts are excluded from the definition of non-GAAP financial measures, and therefore not subject to Item 10(e) of Regulation S-K and Regulation G, due to the fact that the EQC management forecasts were provided to Goldman Sachs for the purpose of rendering the fairness opinion described above under the heading “The Merger — Opinion of EQC’s Financial Advisor.”
The disclosure under the heading “EQC on a Stand-alone Basis” in the joint proxy statement/prospectus is hereby amended and supplemented by deleting footnote #1 on page 96 of the joint proxy statement/prospectus and replacing it in its entirety with the following:
Net operating income as used by EQC is a non-GAAP measure and is defined as recurring rental and tenant reimbursement revenue and other income including lease termination fees received from tenants and the impact of GAAP adjustments such as straight-line rent adjustments and amortization of above-market intangible lease assets and below-market lease intangible liabilities, less real estate taxes and property operating expenses, such as insurance, utilities and repairs and maintenance.

The disclosure under the heading “EQC on a Stand-alone Basis” in the joint proxy statement/prospectus is hereby amended and supplemented by deleting footnote #2 on page 96 of the joint proxy statement/prospectus and replacing it in its entirety with the following:
EBITDA represents earnings before interest income (including any dividend income from securities) and expense, taxes, depreciation and amortization, and is calculated beginning with net operating income and deducting general and administrative expenses.
The disclosure under the heading “EQC on a Stand-alone Basis” in the joint proxy statement/prospectus is hereby amended and supplemented by deleting footnote #5 on page 97 of the joint proxy statement/prospectus and replacing it in its entirety with the following:
Unlevered Free Cash Flow was arithmetically derived from the EQC management forecasts by removing the effects of straight-line rents from EBITDA and deducting income tax expense, capital expenditure, acquisitions and dispositions. Unlevered Free Cash Flow was provided by EQC management to Goldman Sachs and approved for Goldman Sachs’ use by the EQC Board.
The disclosure under the heading “—Certain MNR Unaudited Prospective Financial Information” in the joint proxy statement/prospectus is hereby amended and supplemented by adding the following below the first full paragraph beginning on page 98 of the joint proxy statement/prospectus:
The MNR multi-year projected financial information does not include any reconciliation of non-GAAP financial metrics to comparable GAAP measures, nor did the MNR Board, J.P. Morgan or CSCA consider any such reconciliation as part of their evaluation of the merger and the other transactions contemplated by the merger agreement or the amended merger agreement. In addition, such reconciliation is not required by Regulation S-K or Regulation G, as any non-GAAP financial metrics included in the MNR multi-year projected financial information are excluded from the definition of non-GAAP financial measures, and therefore not subject to Item 10(e) of Regulation S-K and Regulation G, due to the fact that the MNR multi-year financial information was provided to J.P. Morgan and CSCA for the purpose of rendering an opinion related to the merger and the other transactions contemplated by the merger agreement and the amended merger agreement.
The disclosure under the heading “—Certain MNR Unaudited Prospective Financial Information—MNR Multi-Year Projected Financial Information” in the joint proxy statement/prospectus is hereby amended and supplemented by deleting the two tables following the fourth full paragraph on page 99 of the joint proxy statement/prospectus and replacing them in their entirety with the following:
	Fiscal Year Ending September 30,
	2021E	2022E	2023E	2024E	2025E
	($ in millions, except per share values)
Net Income	$91	$66	$72	$78	$85
Cash Net Operating Income (Cash NOI)(1)	$153	$173	$187	$202	$217
Adjusted EBITDA (ex. Interest/Dividend Income)(2)	$147	$165	$179	$193	$207
FFO per Share(3)	$0.84	$0.96	$1.05	$1.12	$1.18
AFFO per Share(4)	$0.80	$0.93	$1.03	$1.10	$1.16
	Calendar Year Ending December 31,
	2021E	2022E	2023E	2024E	2025E
	($ in millions, except per share values)
Net Income	$73	$67	$73	$79	$87
Cash Net Operating Income (Cash NOI)(1)	$159	$177	$191	$206	$219
Adjusted EBITDA (ex. Interest/Dividend Income)(2)	$152	$169	$183	$196	$210
FFO per Share(3)	$0.87	$0.99	$1.07	$1.14	$1.19
AFFO per Share(4)	$0.83	$0.96	$1.05	$1.12	$1.17
Additional information supplementing the disclosures under the heading “—Certain MNR Unaudited Prospective Financial Information” in the joint proxy statement/prospectus is set forth beginning on page 44 of this Amendment in the section entitled “Updates to the Merger—Certain MNR Unaudited Prospective Financial Information.”

UPDATES TO THE PRO FORMA FINANCIAL STATEMENTS
The joint proxy statement/prospectus dated July 23, 2021 contains unaudited pro forma combined financial information (the “pro forma financial information”) based on the terms of the original merger agreement and a pro forma balance sheet as if the merger had occurred on March 31, 2021. The disclosure beginning on page 165 of the joint proxy statement/prospectus is hereby amended to supplement the pro forma financial information to reflect the terms of the amended merger agreement and the availability of historical consolidated financial statements of EQC and MNR as of June 30, 2021. The pro forma financial information included in the joint proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the merger been completed as of the date indicated, nor is it indicative of the future operating results or financial position of the Combined Company.
As a result of the cash election option being provided to MNR common shareholders under the terms of EQC’s revised offer and EQC’s operating activity through June 30, 2021, the Pro Forma Combined cash and cash equivalent balance has decreased by $665 million, from $2.280 billion as reported in the joint proxy statement/prospectus dated July 23, 2021, to $1.615 billion. This change reflects a decrease of 29.2% in the cash and cash equivalents balance. Likewise, the revised Pro Forma Combined weighted average common shares outstanding – diluted balance has decreased 10.4% from 188.99 million to 169.30 million shares. The reduced weighted average common shares outstanding – diluted balance is also expected to result in improved per share earnings metrics.

ANNEX A: OPINION OF GOLDMAN SACHS & CO. LLC
Goldman, Sachs & Co. | 200 West Street | New York, New York 10282
Tel: 212-902-1000

PERSONAL AND CONFIDENTIAL
August 15, 2021

Board of Trustees
Equity Commonwealth
Two North Riverside Plaza, Suite 2100
Chicago, IL 60606
Ladies and Gentlemen:
You have requested our opinion as to the fairness, from a financial point of view, to Equity Commonwealth (the “Company”) of the Aggregate Consideration (as defined below) to be paid by the Company for the outstanding shares of common stock, par value $0.01 per share (the “Monmouth Common Stock”), of Monmouth Real Estate Investment Corporation (“Monmouth”) pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of August 15, 2021 (the “Agreement”), by and among the Company, EQC Maple Industrial LLC (“Monmouth Merger Sub”) and Monmouth. Pursuant to the Agreement, Monmouth will be merged with and into Monmouth Merger Sub, and each outstanding share of Monmouth Common Stock (other than Shares held by the Company, Monmouth Merger Sub, or owned by any direct or indirect subsidiary of any such Person) will be converted into the right to receive, at the election of the holder thereof, either (i) $19.00 in cash (the “Per Share Cash Election Consideration”) or (ii) 0.713 shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company (the “Stock Election Consideration”; taken in the aggregate with the Per Share Cash Election Consideration paid for the outstanding shares of Monmouth Common Stock, the “Aggregate Consideration”). Such election is subject to proration and certain other procedures and limitations contained in the Agreement. Capitalized terms not defined herein shall have the meaning set forth in the Agreement.
Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Monmouth and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and to indemnify us against certain liabilities that may arise, out of our engagement. We may also in the future provide financial advisory and/or underwriting services to the Company, Monmouth and their respective affiliates for which our Investment Banking Division may receive compensation.
In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Monmouth for the five fiscal years ended December 31, 2020 and September 30, 2020, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Monmouth; certain other communications from the Company and Monmouth to their respective stockholders; certain publicly available research analyst reports for the Company and Monmouth; certain internal financial analyses and forecasts for Monmouth prepared by its management

Board of Trustees
Equity Commonwealth
August 15, 2021

(shown by the management of the Company on a pro forma basis for the sale of a specified asset, using the Company management’s projection for the specified asset) and approved for our use by the Company (the “Monmouth Forecasts”); certain updated internal financial analyses and forecasts for the Company stand-alone and pro forma for the Transaction, as prepared by the management of the Company and approved for our use by the Company (together with the Monmouth Forecasts, the “Forecasts”); and certain operating synergies projected by the managements of the Company and Monmouth to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and Monmouth and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the shares of Company Common Stock and the shares of Monmouth Common Stock; compared certain financial and stock market information for the Company and Monmouth with similar information for certain other companies, the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the real estate investment trusts industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Monmouth or any of their respective subsidiaries, and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Monmouth or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.
Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Aggregate Consideration to be paid by the Company for the outstanding shares of Monmouth Common Stock pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Monmouth, or any class of such persons in connection with the Transaction, whether relative to the Aggregate Consideration to be paid by the Company for the outstanding shares of Monmouth Common Stock pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Monmouth Common Stock or shares of Company Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or Monmouth or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Monmouth or the ability of the Company or Monmouth to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Trustees of the Company in

Board of Trustees
Equity Commonwealth
August 15, 2021

connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid by the Company for the outstanding shares of Monmouth Common Stock pursuant to the Agreement is fair, from a financial point of view, to the Company.
Very truly yours,

/s/ GOLDMAN SACHS & CO. LLC
(GOLDMAN SACHS & CO. LLC)

Annex B

August 15, 2021
The Board of Directors
Monmouth Real Estate Investment Corporation
Bell Works, 101 Crawfords Corner Road
Suite 1405
Holmdel, New Jersey 07733
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Monmouth Real Estate Investment Corporation (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of Equity Commonwealth (the “Acquiror”). Pursuant to the Amended and Restated Agreement and Plan of Merger (the “Agreement”), among the Company, the Acquiror and a subsidiary of the Acquiror (the “Merger Sub”), the Company will become a wholly-owned subsidiary of the Acquiror, and the outstanding shares of Company Common Stock, other than shares of Company Common Stock owned by the Acquiror and its affiliates, will be converted into the right to receive an aggregate consideration equal to $641,000,000 in cash (the “Aggregate Cash Consideration”) and 46.2 million shares (the “Aggregate Stock Consideration” and, together with the Aggregate Cash Consideration, the “Aggregate Consideration”) of the Acquiror’s common stock, par value $0.01 per share (the “Acquiror Common Stock”). The Aggregate Consideration will be subject to certain proration procedures based on the number of shares for which the per share cash consideration or the per share stock consideration is elected as set forth in the Agreement. We express no view or opinion as to such proration procedures.
In connection with preparing our opinion, we have (i) reviewed a draft dated August 15, 2021 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Company and the Acquiror relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as
B-1

to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Acquiror and the Merger Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Aggregate Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Aggregate Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company, or any material financial advisory or other material commercial or investment banking relationships with the Acquiror. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Aggregate Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.
The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,
J.P. MORGAN SECURITIES LLC
B-2

ANNEX C: OPINION OF CSCA CAPITAL ADVISORS, LLC

CONFIDENTIAL
August 15, 2021

Board of Directors
Monmouth Real Estate Investment Corporation
Bell Works, 101 Crawfords Corner Road
Suite 1405
Holmdel, NJ 07733
Ladies and Gentlemen:
CSCA Capital Advisors, LLC, the broker-dealer subsidiary of CS Capital Advisors, LLC (together with CS Capital Advisors, LLC, “CSCA”), understands that Monmouth Real Estate Investment Corporation (the “Company”), a Maryland corporation, intends to enter into a transaction pursuant to an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) by and among, the Company, Equity Commonwealth, a Maryland real estate investment trust (“Parent”), and EQC Maple Industrial LLC, a Maryland limited liability Company (“Merger Sub”) for the purpose of effecting the Merger (as defined below). All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.
CSCA understands that Monmouth is a fully integrated and self-managed real estate company specializing in single tenant, net-leased industrial properties, subject to long-term leases, primarily to investment-grade tenants. CSCA also understands that Parent is a NYSE listed internally managed and self-advised real estate investment trust that owns four commercial office properties situated in major urban centers throughout the United States and as of June 30, 2021, held approximately $2.966 billion in cash and cash equivalents.
1. We understand the following: Pursuant to the terms of the Merger Agreement, the Company will be merged with and into Merger Sub (the “Merger”), and Merger Sub will continue as the surviving entity. Pursuant to the Merger, (i) each share of common stock, par value $0.01 per share, of the Company (such shares, collectively, the “Company Common Stock”, and each, a “Company Common Share”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, at a shareholder's election, either (a) $19.00 in cash per Company Common Share (the “Per Share Cash Election Consideration”), or (b) an amount of Parent Common Stock equal to the product of one Company Common Share multiplied by a ratio of 0.713 (the “Common Exchange Ratio”) resulting in the “Stock Election Consideration,” provided that each of the Per Share Cash Election Consideration and the Stock Election Consideration will be subject to pro-ration based on an aggregate cash consideration of $641,000,000 (the “Maximum Cash Amount”), collectively the “Common Stock Consideration” (ii) each share of 6.125% Series C Cumulative Redeemable Preferred Stock of the Company (such shares, collectively, the “Company Preferred Stock”, and each, a “Company Preferred Share”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount equal to $25.00 in cash plus all accumulated and unpaid accrued dividends to, but not including, the Closing Date (the “Preferred Stock Consideration”), (iii) each stock option issued pursuant to an Incentive Plan (each, an “Option”), whether vested or unvested, shall be canceled and the holder thereof shall then become entitled to receive the Stock Election Consideration in respect of each Net Option Share covered by such Option, without interest, and (iv) each unvested restricted stock award issued pursuant to an Incentive Plan (each, a “Restricted Stock Award”), shall be canceled and the holder thereof shall then become entitled to receive the Common Stock Consideration in respect of each Net RS Share covered by such Restricted Stock Award, without interest. The terms and conditions of the Merger are more fully set forth in the Merger Documents (as defined below). All dollar amounts described herein are in U.S. dollars.

In accordance with the terms of our fairness opinion engagement letter dated August 15, 2021 (the “Fairness Opinion Engagement Letter”), you have requested that CSCA render an opinion to the Board of Directors of the Company (this “Opinion”) as of the date hereof as to the fairness, from a financial point of view, of the Common Stock Consideration to be received by the holders of the Company Common Stock.
In connection with this Opinion, CSCA has reviewed and considered such financial and other matters as CSCA has deemed relevant and appropriate under the circumstances. CSCA's procedures, investigations and financial analysis with respect to the preparation of this Opinion included, among other things, the following:
(i)
CSCA reviewed the (i) audited financial information for the twelve-month periods ended September 30, 2018, 2019, and 2020, respectively, (ii) unaudited financial information for the three-month and nine-month periods ended June 30, 2021, respectively, (iii) unaudited financial information for the three-month and nine-month periods ended June 30, 2020, respectively, and (iv) projected financial information relating to the business, earnings, cash flow, assets, liabilities and capitalization, all of the foregoing as prepared and provided by Company management;

(ii)
CSCA reviewed the (i) audited financial information for the twelve-month periods ended December 31, 2018, 2019, and 2020, respectively, (ii) unaudited financial information for the three-month and six-month periods ended June 30, 2021, respectively, (iii) unaudited financial information for the three-month and six-month periods ended June 30, 2020, respectively and (iv) projected financial information relating to the business, earnings, cash flow, assets, liabilities and capitalization, all of the foregoing as prepared and provided by Parent management;

(iii)
CSCA reviewed certain publicly available audited and unaudited financial statements and other publicly available business, financial and other information of the Company including but not limited to the Annual Report filed on Form 10-K for the fiscal year ended September 30, 2020 and related supplementary financial information thereto, and the Quarterly Report on Form 10-0 and related supplementary information for each of the fiscal quarters ended June 30, 2021, March 31, 2021, and December 31, 2020;

(iv)
CSCA reviewed certain publicly available audited and unaudited financial statements and other publicly available business, financial and other information of Parent including but not limited to the Annual Report filed on Form 10-K for the fiscal year ended December 31, 2020 and related supplementary financial information thereto, and the Quarterly Report on Form 10-0 and related supplementary information for each of the fiscal quarters ended June 30, 2021, March 31, 2021, and September 30, 2020;

(v)
CSCA reviewed other non-public financial and operating information of the Company including detailed 5-year financial projections prepared by management, information relating to its existing leases, existing debt and related prepayment penalties, historical capital expenditures and related projections, historical re-leasing history and related projections, pending property acquisitions (as to which there can be no assurance of such acquisitions closing) and related leases and financing, among others;

(vi)
CSCA reviewed other non-public financial and operating information relating to Parent's commercial real estate assets, including but not limited to rent rolls and 10-year property level projections for its office portfolio, among others;

(vii)	CSCA reviewed drafts of the Merger Agreement, the most recent draft dated August 15, 2021, and the Disclosure Schedules thereto, (collectively, the “Merger Documents”);
(viii)
CSCA compared certain publicly available financial information of the Company with similar publicly available information of other comparable publicly traded industrial and net lease REITs, as CSCA deemed relevant to its analyses;

(ix)
CSCA compared certain publicly available and non-publicly available financial information of the Parent with publicly available information of other comparable publicly traded office REITs, as CSCA deemed relevant to its analyses;

(x)	CSCA reviewed the terms, to the extent publicly available, of certain comparable transactions, and compared such terms to the terms of the Merger, as CSCA deemed relevant to its analysis;

(xi)	CSCA reviewed the stock price history of each of the Company and Parent and compared such prices to the terms of the Merger, as CSCA deemed relevant to its analysis.
(xii)	CSCA performed various financial analyses as CSCA deemed appropriate, using generally accepted analytical valuation methodologies; and
(xiii)
CSCA performed such other analyses, inquiries and investigations and consideration of such other factors as CSCA deemed appropriate for the purposes of this Opinion, including its knowledge of the REIT, industrial and office real estate sectors, as well as its experience in connection with similar transactions and securities valuation generally.

For purposes of rendering this Opinion, CSCA has assumed, without independently verifying or confirming, at the direction of the Company, that the terms of the Merger will conform in all material respects with those set forth in the Merger Documents. CSCA has also assumed that the Merger Documents provided to it in draft form are ultimately executed in final form consistent in all material respects with the most recent drafts provided and that the Merger and all related transactions described in or contemplated by the Merger Documents occur in all material respects as described in and contemplated by such agreements. CSCA has also assumed in all respects material to its analyses that the representations and warranties of the parties to any agreement entered into in connection with the Merger will be true and correct, that the parties to such agreements will perform all of the covenants and agreements required to be performed by it under such agreements, and that all conditions to the consummation of the Merger will be satisfied without any material modification or waiver thereof. CSCA has also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger will be obtained and that in the course of obtaining any of those consents, no restrictions or conditions (including any divestiture requirements) will be imposed or waivers made that would have an adverse effect on any of the Company, Merger Sub, or Parent or the contemplated Merger, except as provided in the Merger Documents.
For purposes of this Opinion, CSCA has, with your consent, assumed and relied upon, without independent verification, and has been advised by management of the Company as to, the accuracy and completeness of all projections provided by management and all financial and other information publicly available to, furnished to, or otherwise made available to or discussed with CSCA including, without limitation, the items listed above as reviewed by and/or discussed with CSCA and the financial statements and forecasts as provided by management of the Company. With respect to financial information, at the Company's direction, CSCA has assumed without independent verification that (i) such financial information, projections and other information were reasonably prepared (to the extent prepared by management of the Company) on a basis that reflects the best currently available estimates and good faith judgment of the management of the Company, (ii) such financial information and projections are a reasonable basis to evaluate the Company, and at the Company's direction we have relied upon such financial information and projections for purposes of our analyses and this Opinion and (iii) there has been no material adverse change in the assets, financial condition, business or prospects of the Company. CSCA assumes no responsibility for and expresses no opinion as to the forecasts or the assumptions on which they were made. CSCA has also assumed that as to all legal matters pertaining to the Company, the Company has been appropriately advised by the Company's legal counsel.
CSCA was not engaged to, and therefore did not, independently verify the accuracy or completeness of any of the information provided to CSCA, nor does it express any opinion with respect thereto. CSCA has relied upon the assurances of the management of the Company that management is not aware of any information or facts that would make the information provided or otherwise made available to CSCA incomplete, materially inaccurate or misleading. CSCA has not performed any independent evaluation, valuation, audit or appraisal of assets or liabilities (contingent or otherwise, including contractual rights or obligations), or physical inspection of any assets, of the Company and CSCA did not attempt to assess or value any of the intangible assets of the Company; nor has CSCA obtained or been furnished with any such valuations, audits or appraisals. In addition, CSCA has not evaluated, or obtained the evaluations of, the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. CSCA expresses no opinion as to the prices at which shares of Parent common stock or Company common stock would trade following the announcement or consummation of the Merger. CSCA's opinion should not be viewed as providing any assurance that the market value of the shares of Parent common stock to be received by the holders of Company Common Stock after the announcement or consummation of the Merger will be equal to or in excess of the value of the Company Common Stock owned by such holders at any time prior to the announcement or consummation of the Merger.

For the purposes of its analyses and review, CSCA made numerous assumptions based on its judgment and experience and without seeking independent verification with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company or any other parties to the Merger Agreement. The analyses performed by CSCA are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses.
CSCA is not expressing any opinion with respect to any alternatives to the Merger or other strategic alternatives that may be available to the Company or otherwise. This Opinion also does not address the merits of the underlying decision by the Company to engage in the Merger or the manner in which to effect the Merger or the relative merits of its decision not to proceed with any alternative strategies or transactions that may be available to the Company. Further, CSCA was not engaged to, and did not, independently assess or consider, and this Opinion does not address, any tax, regulatory, legal and accounting matters relating to the Merger Documents, the Merger or the consequences of the Merger on the Company, Parent or any stockholder of the Company or stockholder of Parent.
This Opinion is limited to the fairness, from a financial point of view, of the Common Stock Consideration to be received by the holders of Company Common Shares and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any officer, director or employee of any party to the Merger, or class of such persons, relative to the Common Stock Consideration.
This Opinion is necessarily based on CSCA's assessment of economic, market, financial, regulatory and other conditions and circumstances as they exist and which can be evaluated, and the information made available to CSCA, on and as of the date hereof. CSCA has prepared this Opinion effective as of the date hereof. It should be understood that subsequent developments may affect this Opinion, and CSCA does not have any obligation and accepts no responsibility to update, revise or reaffirm this Opinion and it expressly disclaims any responsibility to do so. CSCA shall not be required to update this Opinion as a consequence of any changes in projections, financial information, Company performance, or other circumstances.
CSCA is a recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes from which conflicting interest or duties, or a perception thereof, may arise. CSCA is acting as non-exclusive financial advisor to the Company in connection with the Merger and will receive a non-contingent fee from the Company for its services pursuant to the Fairness Opinion Engagement Letter, payable at the time it renders this Opinion. In addition, the Company has agreed to reimburse CSCA for certain reasonable out-of-pocket expenses and indemnify CSCA for certain liabilities arising out of the Fairness Opinion Engagement Letter. Pursuant to the terms of the Fairness Opinion Engagement Letter, CSCA may be paid additional fees at CSCA's standard hourly rates for anytime incurred should CSCA be called upon to support its findings or provide further services related to this Opinion subsequent to the delivery of this Opinion. Pursuant to a separate engagement agreement with the Company dated January 13, 2021 and subsequently amended on August 15, 2021 (the “Engagement Agreement”), CSCA will also receive a success fee from the Company, which fee is contingent upon the consummation of the Merger. Pursuant to a separate advisory agreement with the Company dated December 8, 2020, (the “Advisory Agreement”), CSCA has and will receive quarterly retainers from the Company until such agreement is terminated. In addition, the Engagement Agreement and the Advisory Agreement provide that CSCA will be reimbursed for certain reasonable out-of-pocket expenses and CSCA will be indemnified for certain liabilities arising out of its engagement pursuant to the Engagement Agreement and the Advisory Agreement. In the two years preceding the date of this Opinion, CSCA has provided certain financial advisory services for the Company, having received $1,175,000 for such services. CSCA may in the future provide investment banking and advisory services to Parent for which it may receive customary fees and reimbursement of expenses in the future.
This Opinion was approved by a fairness committee consisting of senior members of management of CSCA in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Subject to the next to last sentence of the next paragraph, it is understood that this Opinion is solely for the exclusive use of the Board of Directors of the Company in their consideration of the Merger and may not be used for any other purpose. There are no intended third party beneficiaries to this Opinion, and no person or entity other than the Board of Directors of the Company is permitted to rely on this Opinion. This Opinion does not constitute a recommendation to the Company, to the Board of Directors of the Company, the Company's stockholders, or any other person or entity, as to whether or not to approve the Merger or to take any other action in connection with the Merger or otherwise, including how any member of the Board of Directors of the Company, or any holder of Company Common Stock, should vote with respect to the Merger.
This Opinion may not be disclosed, summarized, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with CSCA's prior written approval; however, this Opinion may, without CSCA's prior written approval, be reproduced in full in any filing by the Company or Parent with the Securities and Exchange Commission if such inclusion is required by law, rule or regulation. If narrative reference or a description of this Opinion is to be included in a filing by the Company or Parent with the Securities and Exchange Commission as referred to in the prior sentence, such reference or description shall be subject to CSCA's prior written approval, not to be unreasonably withheld or delayed.
Based upon and subject to all of the foregoing, CSCA is of the opinion that, as of the date hereof, the Common Stock Consideration to be received by the holders of Company Common Shares in the Merger is fair, from a financial point of view.
Very truly yours,

The following material was mailed to MNR common shareholders only on or about August 18, 2021.

MREIC

EQC Equity Commonwealth

Maximize The Value of Your Investment By Voting on The WHITE Card Today!

Monmouth stockholders are encouraged to submit the enclosed **WHITE** proxy card to vote in favor of the amended Merger Agreement

AMENDED TRANSACTION TERMS: $19 per share

Offers Monmouth stockholders the option to elect to receive cash, stock or a combination of the two[1]

Monmouth Real Estate and Equity Commonwealth Have Amended Their Merger Agreement to Increase Value of Offer for Monmouth Stockholders

Improved transaction provides greater value and optionality to address stockholder preferences by offering, for each Monmouth common share, a cash-stock election of:

- An immediate cash payment, or
- A stock election on a tax-efficient basis that allows for continued participation in the value and cash flow, and future dividend stream, of the combined platform

Vote the **WHITE** proxy card "FOR" the EQC merger and all other proposals in advance of the upcoming Special Meeting of Stockholders, which has been rescheduled for August 31, 2021 at 11:00 a.m. ET.

If you have questions about how to vote your shares, please contact:
Okapi Partners LLC
Stockholders Call Toll-Free: (877) 796-5274

[1] Under the terms of the amended Merger Agreement, for each Monmouth common share, EQC will pay $19.00 per share in cash or 0.713 EQC common shares at the election of Monmouth stockholders, subject to proration based on an aggregate cash consideration of $641 million and a total of 46.2 million EQC shares, based on EQC's closing stock price of $26.65 per share on August 13, 2021.